Exhibit 99.2

Royal Bank of Canada first quarter 2010 results

The financial information in this document is in Canadian dollars, and is based on our unaudited Interim Consolidated Financial Statements for the quarter ended January 31, 2010 and related notes prepared in accordance with Canadian generally accepted accounting principles (GAAP), unless otherwise noted.

TORONTO, March 3, 2010 – Royal Bank of Canada (RY on TSX and NYSE) today reported net income of $1,497 million for the first quarter ended January 31, 2010, up $387 million or 35% from last year and up $260 million or 21% from last quarter. This quarter we had strong results across most of our businesses and lower provision for credit losses (PCL). Net income increased from the prior year reflecting the general improvement in market and economic conditions.

“We generated net income of $1.5 billion and a return on equity of 17.5% while maintaining a strong capital position. This speaks to the earnings power of this organization, the strength of our businesses and our ability to manage costs and capital effectively,” said Gordon M. Nixon, RBC President and CEO. “Our longstanding strategy and diversified business model continues to serve us well as we extend our leadership position in Canada and build on our global platform. We continue to see signs of improvement in market and economic conditions and we are taking advantage of opportunities,” Nixon said.

First quarter 2010 compared to first quarter 2009 (1)

•	Net income of $1,497 million (up 35% from $1,110 million)
•	Diluted earnings per share (EPS) of $1.00 (up $.22 from $.78)
•	Return on common equity (ROE) of 17.5% (up 300 basis points from 14.5%)
•	Tier 1 capital ratio of 12.7%

First quarter 2010 compared to fourth quarter 2009 (1)

•	Net income of $1,497 million (up 21% from $1,237 million)
•	Diluted EPS of $1.00 (up $.18 from $.82)
•	ROE of 17.5% (up 280 basis points from 14.7%)

(1)	During 2009, we reclassified certain securities to loans in accordance with the amendments to Canadian Institute of Chartered Accountants Handbook section 3855. For the first quarter of 2009, the reclassification increased our previously disclosed net income of $1,053 million to $1,110 million, and increased our diluted EPS by $.05, ROE by 70 basis points (bps) and PCL by $39 million ($34 million after-tax). For the fourth quarter of 2009, the reclassification increased our net income by $7 million, and increased our diluted EPS and ROE by $.01 and 10 bps, respectively. For detailed impact, refer to the CICA section 3855 – reclassification of securities to loans section on page 58 of our 2009 Annual Report.

Table of contents

1	First quarter highlights
2	Management’s discussion and analysis
2	Caution regarding forward-looking statements
2	Overview
2	About Royal Bank of Canada
3	Selected financial and other highlights
4	Economic and market review and outlook
4	Financial performance
7	Quarterly results and trend analysis
8	Business segment results
8	How we measure and report our business segments
8	Canadian Banking
9	Wealth Management
10	Insurance
11	International Banking
12	Capital Markets
13	Corporate Support
13	Results by geographic segment
14	Financial condition
14	Condensed balance sheets
15	Off-balance sheet arrangements
16	Risk, capital and liquidity management
17	Credit risk
18	Credit quality performance
19	Market risk
20	Capital management
22	Liquidity and funding management
22	Additional financial information
22	Total RBC available-for-sale portfolio
23	Exposures to selected financial instruments
24	Accounting matters and controls
25	Key performance measures
25	Related party transactions
26	Interim Consolidated Financial Statements (unaudited)
30	Notes to the Interim Consolidated Financial Statements (unaudited)
40	Shareholder information

2        Royal Bank of Canada        First Quarter 2010

Management’s discussion and analysis

Management’s discussion and analysis (MD&A) is provided to enable a reader to assess our results of operations and financial condition for the three months ended January 31, 2010, compared to the three-month periods ended January 31, 2009 and October 31, 2009. This MD&A should be read in conjunction with our unaudited Interim Consolidated Financial Statements for the quarter ended January 31, 2010 (unaudited Interim Consolidated Financial Statements) and related notes and our 2009 Annual Report to Shareholders (2009 Annual Report). This MD&A is dated March 2, 2010. All amounts are in Canadian dollars, unless otherwise specified, and are based on financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP), unless otherwise noted.

Additional information about us, including our 2009 Annual Information Form, is available free of charge on our website at rbc.com/investorrelations, on the Canadian Securities Administrators’ website at sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s (SEC) website at sec.gov.

Caution regarding forward-looking statements

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this Q1 2010 Report to Shareholders, in other filings with Canadian regulators or the SEC, in reports to shareholders and in other communications. Forward-looking statements in this report include, but are not limited to, statements relating to the 2010 economic and market outlook for the Canadian, U.S. and global economies, and the risk environment including our liquidity and funding management. The forward-looking information contained in this report is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, operational and liquidity and funding risks, and other risks discussed in the Risk, capital and liquidity management section and in our 2009 Annual Report; general business, economic and financial market conditions in Canada, the United States and certain other countries in which we conduct business; changes in accounting standards, policies and estimates, including changes in our estimates of provisions, allowances and valuations; the effects of changes in government fiscal, monetary and other policies; the effects of competition in the markets in which we operate; the impact of changes in laws and regulations, including tax laws; judicial or regulatory judgments and legal proceedings; the accuracy and completeness of information concerning our clients and counterparties; our ability to successfully execute our strategies and to complete and integrate strategic acquisitions and joint ventures successfully; and development and integration of our distribution networks.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the Risk, capital and liquidity management section and in our 2009 Annual Report.

Information contained in or otherwise accessible through the websites mentioned does not form part of this report. All references in this report to websites are inactive textual references and are for your information only.

Overview

About Royal Bank of Canada

Royal Bank of Canada (RY on TSX and NYSE) and its subsidiaries operate under the master brand name RBC. We are Canada’s largest bank as measured by assets and market capitalization, and among the largest banks in the world, based on market capitalization. We are one of North America’s leading diversified financial services companies, and provide personal and commercial banking, wealth management services, insurance, corporate and investment banking and transaction processing services on a global basis. We employ approximately 77,000 full- and part-time employees who serve more than 18 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 53 other countries. For more information, please visit rbc.com.

Royal Bank of Canada        First Quarter 2010        3

Selected financial and other highlights

	As at or for the three months ended
	January 31	October 31	January 31
(C$ millions, except per share, number of and percentage amounts)	2010	2009 (1)	2009 (1)
Total revenue	$7,334	$7,459	$7,063
Provision for credit losses (PCL)	493	883	786
Insurance policyholder benefits, claims and acquisition expense (PBCAE)	1,130	1,322	1,076
Non-interest expense	3,626	3,606	3,622
Net income before income taxes and non-controlling interest (NCI) in subsidiaries	2,085	1,648	1,579
Net income	$1,497	$1,237	$1,110
Segments – net income (loss)
Canadian Banking	$777	$717	$696
Wealth Management	219	161	128
Insurance	118	104	112
International Banking	(57)	(125)	(100)
Capital Markets	571	561	225
Corporate Support	(131)	(181)	49
Net income	$1,497	$1,237	$1,110
Selected information
Earnings per share (EPS) – basic	$1.01	$.83	$.78
Earnings per share (EPS) – diluted	$1.00	$.82	$.78
Return on common equity (ROE) (2)	17.5%	14.7%	14.5%
Return on risk capital (RORC) (2)	30.8%	26.0%	22.7%
Net interest margin (NIM) (2),(3)	1.65%	1.73%	1.51%
Specific PCL as a % of average net loans and acceptances	.68%	1.00%	.85%
Gross impaired loans (GIL) as a % of loans and acceptances	1.76%	1.86%	1.51%
Capital ratios and multiples
Tier 1 capital ratio	12.7%	13.0%	10.6%
Total capital ratio	13.6%	14.2%	12.5%
Assets-to-capital multiple	16.2X	16.3X	17.5X
Tangible common equity (Tier 1 common capital) ratio (4)	9.1%	9.2%	7.6%
Selected balance sheet and other information
Total assets	$659,499	$654,989	$713,367
Securities	189,416	186,272	171,303
Loans (net of allowance for loan losses)	281,323	280,963	284,601
Derivative related assets	85,828	92,173	144,376
Deposits	394,695	398,304	422,850
Average common equity (2)	32,450	31,600	29,200
Average risk capital (2)	18,450	17,900	18,700
Risk-adjusted assets	259,016	244,837	273,561
Assets under management (AUM)	251,300	249,700	224,900
Assets under administration (AUA) – RBC	658,500	648,800	594,900
Assets under administration (AUA) – RBC Dexia IS (5)	2,528,800	2,484,400	2,131,400
Common share information
Shares outstanding (000s) – average basic	1,418,146	1,413,644	1,366,868
Shares outstanding (000s) – average diluted	1,432,179	1,428,409	1,379,191
Shares outstanding (000s) – end of period	1,421,442	1,417,610	1,406,973
Dividends declared per share	$.50	$.50	$.50
Dividend yield (6)	3.6%	3.7%	5.2%
Common share price (RY on TSX) – close, end of period	$52.28	$54.80	$30.41
Market capitalization (TSX)	74,313	77,685	42,786
Business information (number of)
Employees (full-time equivalent)	70,600	71,186	73,416
Banking branches	1,756	1,761	1,747
Automated teller machines (ATM)	5,037	5,030	4,984
Period average US$ equivalent of C$1.00 (7)	$.945	$.924	$.815
Period-end US$ equivalent of C$1.00	$.935	$.924	$.815

(1)	During 2009, we reclassified certain securities to loans in accordance with the amendments to Canadian Institute of Chartered Accountants (CICA) Handbook section 3855. For the first quarter of 2009, the reclassification increased our previously disclosed net income of $1,053 million to $1,110 million and increased our diluted EPS by $.05, ROE by 70 basis points (bps) and PCL by $39 million ($34 million after-tax). For the fourth quarter of 2009, the reclassification increased our net income by $7 million, and increased our diluted EPS and ROE by $.01 and 10 bps, respectively. For detailed impact, refer to the CICA section 3855 – reclassification of securities to loans section on page 58 of our 2009 Annual Report.
(2)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period. This includes ROE, RORC, Average common equity, Average risk capital and Average assets. For further discussion, refer to the Key performance measures section.
(3)	NIM is calculated as Net interest income divided by Average assets.
(4)	For further discussion, refer to the Key performance measures section.
(5)	Represents the total AUA of the joint venture, of which we have a 50% ownership interest, reported on a one-month lag.
(6)	Defined as dividends per common share divided by the average of the high and low share price in the relevant period.
(7)	Average amounts are calculated using month-end spot rates for the period.

4        Royal Bank of Canada        First Quarter 2010

Economic and market review and outlook – data as at March 1, 2010

Canada

The Canadian economy grew by an annualized 5.0% during the fourth calendar quarter of 2009 which is significantly higher than the modest growth of .9% in the prior quarter. Growth was driven by higher exports, mainly due to the improvement in the U.S. economy, increased consumer and government spending, and higher investment in residential construction. The increase in consumer spending was driven by higher household asset values supported by continued financial and housing market stabilization, improved confidence and the continuing low interest rate environment. The unemployment rate of 8.3% in January, although slightly lower from the previous month, is expected to remain at an elevated level throughout 2010 and may result in further pressure on credit quality and economic growth.

Although it appears that the recovery is gaining traction, we continue to expect that the Bank of Canada will maintain its conditional commitment of holding the overnight rate at .25% until the end of the second calendar quarter of 2010 when the recovery is expected to be further entrenched. With interest rates expected to rise by 100 bps in the second half of calendar 2010, along with higher consumer debt ratios, this combination may put further pressure on economic growth and credit quality. Further, the government has recently announced new mortgage regulations to contain debt levels in order to mitigate the impact of rising interest rates on borrowers. We do not foresee this situation having a significant impact on our operations or results. The Canadian economic recovery is expected to be more moderate than past recoveries and gross domestic product is anticipated to grow at 2.8% in 2010 which is 20 bps higher than our projection as at December 3, 2009.

United States

The U.S. economy grew by an annualized 5.9% during the fourth calendar quarter of 2009, predominately due to the change in business inventories. We anticipate that the economy will continue to grow in 2010 although it will likely be at a slower pace than in the fourth quarter of 2009 as the growth from the inventory component will unlikely be sustained. We anticipate the Federal Reserve (Fed) will maintain the current 0% to .25% range for the Federal funds rate until late 2010 when sustainable economic recovery is evident and there is improvement in the labour market. In late February, the Fed increased the Federal discount rate, the rate at which the Fed charges banks on overnight loans, by 25 bps to .75%, representing the removal of emergency stimulus previously extended to banks. The Fed indicated that these changes do not signal any change in the outlook for the economy or for monetary policy. The U.S. economic recovery is expected to be more subdued than previous recoveries, as households continue to repair their balance sheets. The U.S. economy is anticipated to grow by 2.9% in 2010, which is 40 bps higher than our projection as at December 3, 2009.

Other global economies

Most global economies continued to recover during the last calendar quarter of 2009, driven by emerging economies, particularly China. Growth in the United Kingdom (U.K.) signaled an end to the recession, however, they continue to lag the recovery of most global economies. Europe’s mounting sovereign debt concerns, specifically in Portugal, Italy, Ireland, Greece and Spain, and slowing growth across most of the Eurozone in the fourth calendar quarter threatened to halt economic recovery, putting additional pressure on capital markets and the Euro during the current quarter. We expect global economies will continue to recover in 2010, although the pace of growth will vary considerably across countries and regions led by emerging economies.

Financial markets

Global capital markets continued to generally improve and volatility has diminished from the prior year and quarter. Effective this quarter, we do not consider gains/losses on certain securities to be as a result of the market environment as these gains/losses are incurred in the ordinary course of our business. As such, we no longer refer to these items as being market environment-related and do not disclose them separately. For further information on our market environment-related losses recorded in the prior year, refer to our 2009 Annual Report.

The Canadian dollar has appreciated against most major currencies since early 2009. However, the rate of appreciation has diminished with less volatility during the first quarter of 2010 as compared to 2009.

These predictions and forecasts are based on information and assumptions from sources we consider reliable. If this information or these assumptions are not accurate, actual economic outlooks may differ materially from the outlook presented in this section.

Financial performance

Overview

Q1 2010 vs. Q1 2009

We reported net income of $1.5 billion for the first quarter ended January 31, 2010, up $387 million, or 35%, from a year ago. Diluted earnings per share (EPS) were $1.00, up 28% from the prior year. Return on common equity (ROE) was 17.5%, up 300 bps. Our Tier 1 capital ratio of 12.7% was up 210 bps from 10.6%. Net income increased from the prior year mainly reflecting the general improvement in market and economic conditions as discussed below. Lower provision for credit losses (PCL), reflecting lower specific provisions with no addition to the general provision this quarter, and higher earnings across most businesses, particularly in Canadian Banking, driven by strong volume growth, have also contributed to this increase. These factors were partially offset by lower trading results in certain businesses largely resulting from the reduction in global capital markets volatility. Losses related to the change in fair value of certain derivatives used to economically hedge our funding activities as compared to gains in the prior year, also partly offset the increase.

Our prior year net income was impacted by market environment-related losses of $1,106 million ($562 million after-tax and related compensation adjustments). Further, a higher than historical level of securitization activity in the prior year resulted in gains of $267 million ($183 million after-tax) as compared to gains of $31 million ($22 million after-tax) in the current year. These factors were driven by weak market and economic conditions and reduced liquidity in term funding markets throughout 2009.

Royal Bank of Canada        First Quarter 2010        5

Q1 2010 vs. Q4 2009

Net income increased $260 million, or 21%, as compared to last quarter mainly due to lower specific PCL with no addition to the general provision this quarter. Gains on certain of our available-for-sale (AFS) portfolios as compared to losses in the prior quarter, volume growth and improved spreads in Canadian Banking, higher syndicated and infrastructure finance activity and the release of the remaining Enron Corp.-related litigation provision also contributed to the increase. These factors were partially offset by higher variable compensation as the fourth quarter of 2009 included an annual adjustment which lowered fourth quarter expense, lower trading revenue in the current quarter and a higher effective tax rate.

Impact of the U.S. dollar on our consolidated results

Our U.S. dollar-denominated results are impacted by fluctuations in the Canadian/U.S. dollar exchange rate.

The Canadian dollar appreciated 16% relative to the U.S. dollar from the first quarter of 2009, and 2% from the fourth quarter of 2009, which had an unfavourable impact on our consolidated earnings.

(C$ millions, except per share and percentage amounts)	For the three months ended
	Q1 2010 vs. Q4 2009	Q1 2010 vs. Q1 2009
Percentage change in average US$ equivalent of C$1.00 (1)	2%	16%
(Decreased) total revenue	$(44)	$(301)
(Decreased) PCL	(3)	(24)
(Decreased) Insurance PBCAE	(6)	(53)
(Decreased) non-interest expense	(23)	(143)
(Decreased) net income	(10)	(68)
(Decreased) basic EPS	$(.01)	$(.05)
(Decreased) diluted EPS	$(.01)	$(.05)

(1)	Refer to the Selected financial and other highlights table for period-average exchange rates.

Certain of our business segment results are also impacted by fluctuations in the Euro, British pound and Trinidad and Tobago dollar (TTD) exchange rates. For further details, refer to the Business segment results section.

Total revenue

	For the three months ended
	January 31	October 31	January 31
(C$ millions)	2010	2009	2009
Interest income	4,666	4,766	5,830
Interest expense	1,919	1,890	2,998
Net interest income	$2,747	$2,876	$2,832
Investments (1)	1,165	1,089	1,067
Insurance (2)	1,383	1,565	1,346
Trading	750	910	(47)
Banking (3)	809	865	885
Underwriting and other advisory	311	339	199
Other (4)	169	(185)	781
Non-interest income	4,587	4,583	4,231
Total revenue	$7,334	$7,459	$7,063
Additional information
Total trading revenue
Net interest income	$386	$373	$674
Non-interest income	750	910	(47)
Total	$1,136	$1,283	$627
Total trading revenue by product
Interest rate and credit	$900	$1,086	$63
Equities	141	107	281
Foreign exchange and commodities	95	90	283
Total	$1,136	$1,283	$627

(1)	Includes securities brokerage commissions, investment management and custodial fees, and mutual funds revenue.
(2)	Includes premiums, investment and fee income. Investment income includes the change in fair value of investments backing policyholder liabilities and is largely offset in PBCAE.
(3)	Includes service charges, foreign exchange revenue other than trading, card service revenue and credit fees.
(4)	Includes other non-interest income, net gains (losses) on AFS securities (other-than-temporary impairment and realized gains/losses), fair value adjustments on certain RBC debt designated as held-for-trading (HFT), the change in fair value of certain derivatives related to economic hedges and securitization revenue.

Q1 2010 vs. Q1 2009

Total revenue increased $271 million, or 4%, from a year ago. Our prior year revenue was impacted by market environment-related losses which were predominantly recorded in trading revenue. Higher investment banking and investment-related activities also contributed to the increase. These factors were partially offset by lower trading revenue in certain businesses and lower securitization gains, and losses related to the change in fair value of certain derivatives used to economically hedge our funding activities as compared to gains in the prior year.

Net interest income decreased $85 million, or 3%, largely due to the tightening of spreads in our money markets trading business. Spread compression in our wealth management businesses also contributed to the decrease. These factors were partially offset by strong volume growth in Canadian Banking.

Net interest margin was 1.65%, up 14 bps, mainly due to the reduction in non-interest earning assets.

Investments-related revenue increased $98 million, or 9%, mainly due to higher average fee-based client assets resulting from capital appreciation, higher transaction volumes and higher mutual fund fees, driven by improved market conditions and investor confidence. These factors were partially offset by the impact of the stronger Canadian dollar relative to the U.S. dollar.

6        Royal Bank of Canada        First Quarter 2010

Insurance-related revenue increased $37 million, or 3%, largely due to an increase in annuity volumes, partially offset by the change in fair value of investments backing our life and health policyholder liabilities. Both of these factors were largely offset in PBCAE. Volume growth across most businesses also contributed to the increase. These factors were partially offset by the impact of the stronger Canadian dollar relative to the U.S. dollar.

Trading revenue in Non-interest income increased $797 million. Total trading revenue, which comprises trading-related revenue recorded in Net interest income and Non-interest income, was $1,136 million, up $509 million as our prior year revenue included market environment-related losses of $1,130 million, partially offset by lower trading revenue in the current quarter in our money markets, foreign exchange and fixed trading businesses resulting from reduced volatility and tightening of bid/ask and credit spreads and lower client activity. Gains on certain bond positions also contributed to the increase, largely offset in Other revenue by losses on derivatives used to economically hedge these positions.

Banking revenue was down $76 million, or 9%, mainly due to a favourable adjustment to our credit card customer loyalty reward program liability in the prior year, and lower foreign exchange revenue. These factors were partially offset by increased syndicated finance activity.

Underwriting and other advisory revenue increased $112 million, or 56%, primarily due to a higher level of equity and debt origination activities and higher mergers and acquisitions (M&A) activities largely reflecting improvement in equity and credit markets.

Other revenue was down $612 million, or 78%, mainly due to losses on derivatives used to economically hedge certain bond positions largely offset in Trading revenue, lower securitization gains, losses related to the change in fair value of certain derivatives used to economically hedge our funding activities as compared to gains in the prior year, and the unfavourable impact of hedge accounting on discontinued hedges related to securitization activity. These factors were partially offset by gains on certain AFS securities as compared to losses in the prior year.

Q1 2010 vs. Q4 2009

Total revenue decreased $125 million, or 2%, from last quarter, primarily due to lower insurance-related revenue resulting from the change in fair value of investments and a decrease in annuity volumes, both of which are largely offset in PBCAE, and lower trading revenue. These factors were partially offset by gains on certain AFS securities as compared to losses in the prior quarter, volume growth and improved spreads in Canadian Banking, and higher syndicated and infrastructure finance activity.

Provision for credit losses

Credit quality has generally improved from the prior year and quarter reflecting the stabilization of asset quality. The sustainability of the current level of PCL remains uncertain at this time and will be dependent upon the entrenchment of the economic recovery and improvement in unemployment levels. For further details on our PCL, refer to the Credit quality performance section.

Q1 2010 vs. Q1 2009

Total PCL decreased $293 million, or 37%, from a year ago. We did not make an addition to the general provision in the current quarter compared to an addition of $149 million in the prior year. Specific PCL decreased $144 million, largely related to lower provisions in our corporate and U.S. residential builder finance portfolios and provisions on certain AFS securities reclassified to loans recorded in the prior year. These factors were partially offset by increased provisions in our Canadian credit card, unsecured personal and business lending portfolios and our U.S. commercial portfolio.

Q1 2010 vs. Q4 2009

Total PCL decreased $390 million, or 44%, from the prior quarter, largely reflecting lower specific PCL of $234 million mainly attributable to lower provisions in our corporate and U.S. residential builder finance portfolios. Provisions on certain AFS securities reclassified to loans previously classified as debt securities recorded in the prior quarter and lower provisions on our Canadian credit card and unsecured personal portfolios also contributed to the decrease. Higher provisions in our Canadian business lending and U.S. commercial portfolios partly offset the increase. There was no addition to the general provision in the current quarter compared to an addition of $156 million in the prior quarter.

Insurance policyholder benefits, claims and acquisition expense

For the three months ended January 31, 2010, PBCAE increased $54 million from a year ago and decreased $192 million from the prior quarter. For further details, refer to the Insurance segment section.

Non-interest expense

	For the three months ended
	January 31	October 31	January 31
(C$ millions)	2010	2009	2009
Salaries	$1,000	$1,014	$1,045
Variable compensation	991	822	867
Benefits and retention compensation	312	274	312
Stock-based compensation	74	32	66
Human resources	$2,377	$2,142	$2,290
Other expenses	1,249	1,464	1,332
Non-interest expense	$3,626	$3,606	$3,622

Q1 2010 vs. Q1 2009

Non-interest expense was essentially flat to the prior year. Variable compensation increased this quarter, as the first quarter of 2009 was impacted by market environment-related losses. Approximately 62% of our variable compensation was earnings-based, with the remainder sales commission-based. The increase in variable compensation was largely offset by the impact of the stronger Canadian dollar relative to the U.S. dollar, the release of the remaining Enron-related litigation provision, and our ongoing focus on cost management.

Q1 2010 vs. Q4 2009

Non-interest expense was generally flat to last quarter. Variable compensation increased as the fourth quarter of 2009 included an annual adjustment which lowered fourth quarter expense. This factor was largely offset by the release of the remaining Enron-related litigation provision, our ongoing focus on cost management, lower capital tax and the impact of the stronger Canadian dollar relative to the U.S. dollar.

Income taxes

Q1 2010 vs. Q1 2009

Income tax expense increased $101 million, or 22%, from the prior year, due to higher earnings before income taxes. The effective income tax rate was 27.1%, a decrease of 2.3% over the prior year rate, mainly due to favourable tax adjustments and a reduction in statutory Canadian corporate income tax rates.

Royal Bank of Canada        First Quarter 2010        7

Q1 2010 vs. Q4 2009

Income tax expense increased by $176 million, or 45%, from last quarter, due to higher earnings before income tax. The effective income tax rate was 27.1%, an increase of 3.5%, mainly due to higher income being reported in jurisdictions with higher income tax rates.

Quarterly results and trend analysis

Our quarterly earnings, revenue and expenses are impacted by a number of trends and recurring factors, which include seasonality, general economic and market conditions, and fluctuations in foreign exchange rates. The following table summarizes our results for the eight most recently completed quarters.

	2010	2009				2008
(C$ millions, except percentage amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Net interest income	$2,747	$2,876	$2,900	$2,898	$2,832	$2,629	$2,221	$2,131
Non-interest income	4,587	4,583	4,923	3,863	4,231	2,440	3,691	2,823
Total revenue	$7,334	$7,459	$7,823	$6,761	$7,063	$5,069	$5,912	$4,954
PCL	493	883	770	974	786	619	334	349
Insurance PBCAE	1,130	1,322	1,253	958	1,076	(86)	553	548
Non-interest expense	3,626	3,606	3,755	3,575	3,622	2,989	3,272	2,970
Goodwill impairment charge	–	–	–	1,000	–	–	–	–
Net income before income taxes and NCI in subsidiaries	$2,085	$1,648	$2,045	$254	$1,579	$1,547	$1,753	$1,087
Income taxes	565	389	449	266	464	428	442	156
NCI in net income of subsidiaries	23	22	35	38	5	(1)	49	3
Net income (loss)	$1,497	$1,237	$1,561	$(50)	$1,110	$1,120	$1,262	$928
Effective income tax rate	27.1%	23.6%	22.0%	104.7%	29.4%	27.7%	25.2%	14.4%
Period average US$ equivalent of C$1.00	$.945	$.924	$.900	$.805	$.815	$.901	$.988	$.994

Notable items affecting our consolidated results

The items below have affected our results over the last eight quarters:

•	We made significant additions to our general provision from the fourth quarter of 2008 to the fourth quarter of 2009.
•	Market environment-related losses adversely affected our results, mainly in 2008 and the first half of 2009.
•	Fluctuations in the Canadian/U.S. dollar exchange rate have impacted our consolidated net income over the period.
•	In the second quarter of 2009, we recorded a goodwill impairment charge in International Banking of $1 billion.
•	In the fourth quarter of 2008, we recorded a reduction of the Enron-related litigation provision of $542 million. The remaining $53 million of the provision was released in the current quarter.

Trend analysis

Our quarterly net income has generally increased over the corresponding prior period, other than the second quarter of 2009 when we recorded the goodwill impairment charge. Since that period, we have achieved solid results across most of our businesses as a result of improved economic and market conditions.

Revenue has generally trended higher over the period, mainly resulting from solid trading revenue in our Capital Markets segment and changes in the fair value of our investment portfolios backing our life and health policyholder liabilities in Insurance due to market volatility, largely offset in PBCAE. Solid volume growth in our banking-related businesses and revenue growth in our wealth management businesses, partly driven by our acquisitions, have also contributed to the increase. These factors have been partially offset by market environment-related losses and spread compression in our banking-related and wealth management businesses.

PCL has generally trended significantly higher over the period due to credit deterioration mainly related to the challenging economic environment. However, during the current quarter, PCL has decreased from the elevated levels in 2009, reflecting signs of stabilizing asset quality. For further details, refer to the Credit quality performance section.

PBCAE can be subject to quarterly volatility resulting from the change in fair value of investments backing our life and health policyholder liabilities, claims experience and actuarial liability adjustments. However, PBCAE has remained relatively stable since early 2009, partially reflecting reduced market volatility.

Non-interest expense has generally increased over the last eight quarters, mainly due to higher variable compensation resulting from strong performance in certain businesses and increased costs in support of business growth, including our acquisitions. These factors were partially offset by our ongoing focus on cost management.

Our effective income tax rate has generally fluctuated over the last eight quarters, reflecting a varying portion of income being reported by our subsidiaries operating in jurisdictions with differing income tax rates and a fluctuating level of income from tax-advantaged sources (Canadian taxable corporate dividends). Market environment-related losses on our HFT portfolios and the reversal of the Enron-related litigation provision, which were recorded at higher income tax rates, the goodwill impairment charge, and a reduction in statutory Canadian corporate income tax rates also impacted our effective income tax rate over the period.

8        Royal Bank of Canada        First Quarter 2010

Business segment results

How we measure and report our business segments

The key methodologies and assumptions used in our management reporting framework remain unchanged from October 31, 2009. These are periodically reviewed by management to ensure they remain valid. For further details, refer to the How we measure and report our business segments section of our 2009 Annual Report.

Canadian Banking

	As at or for the three months ended
	January 31	October 31	January 31
(C$ millions, except percentage amounts)	2010	2009	2009
Net interest income	$1,879	$1,811	$1,718
Non-interest income	759	762	747
Total revenue	$2,638	$2,573	$2,465
PCL	$318	$314	$270
Non-interest expense	1,205	1,213	1,176
Net income before income taxes	$1,115	$1,046	$1,019
Net income	$777	$717	$696
Revenue by business
Personal Financial Services	$1,436	$1,390	$1,296
Business Financial Services	637	628	615
Cards and Payment Solutions	565	555	554
Selected average balances and other information
ROE	39.6%	37.0%	38.9%
RORC	53.8%	50.5%	51.8%
NIM (1)	2.80%	2.74%	2.81%
Specific PCL as a % of average net loans and acceptances	.48%	.48%	.44%
Operating leverage	4.5%	5.6%	4.0%
Average total earning assets (2)	$266,100	$262,200	$242,300
Average loans and acceptances (2)	263,200	258,800	242,000
Average deposits	187,500	182,700	170,300
AUA	136,000	133,800	113,800

(1)	NIM is calculated as Net interest income divided by Average total earning assets.
(2)	Average total earning assets and Average loans and acceptances include average securitized residential mortgages and credit card loans for the three months ended January 31, 2010 of $38 billion and $3 billion, respectively (October 31, 2009 – $37 billion and $4 billion; January 31, 2009 – $33 billion and $4 billion).

Q1 2010 vs. Q1 2009

Net income increased $81 million, or 12%, compared to the prior year, primarily reflecting strong volume growth across most businesses, our ongoing focus on cost management, and a decrease in our effective income tax rate reflecting a reduction in statutory Canadian corporate income tax rates. These factors were partially offset by higher PCL and a favourable adjustment to our credit card customer loyalty reward program liability in the prior year.

Total revenue increased $173 million, or 7%, from the previous year.

Personal Financial Services revenue increased $140 million, or 11%, reflecting strong volume growth in our home equity loans and personal loans and deposits. Higher spreads on home equity loans and higher mutual fund distribution fees on higher balances reflecting capital appreciation also contributed to the increase.

Business Financial Services revenue increased $22 million, or 4%, largely due to solid volume growth in deposits and improved lending spreads, partially offset by reduced deposit spreads.

Cards and Payment Solutions revenue was up $11 million, or 2%, primarily reflecting higher spreads and strong transaction volume growth, largely offset by a favourable adjustment of $52 million to our credit card customer loyalty reward program liability in the prior year, reflecting favourable assumption changes on the cost of the program.

Net interest margin was relatively flat, reflecting the lower interest rate environment, offset by increased lending spreads from repricing activity.

PCL increased $48 million, or 18%, mainly reflecting higher loss rates in our credit card and unsecured personal portfolios, and increased provisions in our business lending portfolio. For further details, refer to the Credit quality performance section.

Non-interest expense increased $29 million, or 2%, reflecting the favourable resolution of a sales tax matter in the prior year, higher marketing costs for our Olympic sponsorship, and higher sundry losses and pension costs this quarter. These factors were partially offset by our ongoing focus on cost management.

Q1 2010 vs. Q4 2009

Net income increased $60 million, or 8%, from the prior quarter, reflecting volume growth across most businesses, our ongoing focus on cost management and the decrease in our effective income tax rate. These were partly offset by a gain on the sale of a portion of our remaining Visa Inc. shares in the previous quarter.

Total revenue increased $65 million, or 3%, as strong volume growth in home equity loans and personal and business deposits, and higher spreads were partially offset by an $18 million gain last quarter on the sale of a portion of our remaining Visa shares.

Net interest margin increased 6 bps, reflecting higher spreads from repricing activity and lower funding costs.

PCL was essentially flat as higher provisions in our business lending portfolio were largely offset by lower provisions in our credit card and unsecured personal portfolios.

Royal Bank of Canada        First Quarter 2010        9

Non-interest expense was relatively flat as our ongoing focus on cost management and lower capital taxes were offset by the seasonality of certain operational costs.

Wealth Management

	As at or for the three months ended
	January 31	October 31	January 31
(C$ millions, except percentage amounts)	2010	2009	2009
Net interest income	$78	$85	$128
Non-interest income
Fee-based revenue	574	572	539
Transaction and other revenue	412	417	330
Total revenue	$1,064	$1,074	$997
Non-interest expense	$806	$841	$827
Net income before income taxes	$258	$233	$170
Net income	$219	$161	$128
Revenue by business
Canadian Wealth Management	$355	$360	$335
U.S. & International Wealth Management	527	545	512
U.S. & International Wealth Management (US$ millions)	498	504	417
Global Asset Management	182	169	150
Selected other information
ROE	21.8%	15.8%	12.3%
RORC	72.9%	53.3%	41.8%
Pre-tax margin (1)	24.2%	21.7%	17.1%
Number of advisors (2)	4,454	4,504	4,363
AUA – Total	$510,000	$502,300	$464,600
AUA – U.S. & International Wealth Management (US$ millions)	310,400	303,300	254,600
AUM	248,400	245,700	221,100

	For the three months ended
Impact of US$ translation on selected items	Q1 2010 vs. Q4 2009	Q1 2010 vs. Q1 2009
(Decreased) total revenue	$(9)	$(64)
(Decreased) non-interest expense	(8)	(51)
(Decreased) net income	(2)	(14)
Percentage change in average US$ equivalent of C$1.00	2%	16%

(1)	Pre-tax margin is defined as net income before income taxes divided by total revenue.
(2)	Includes client-facing advisors across all our wealth management businesses.

Q1 2010 vs. Q1 2009

Net income increased $91 million, or 71%, from a year ago, primarily reflecting higher average fee-based client assets and transaction volumes, cumulative accounting adjustments of $39 million ($34 million after-tax), and a favourable income tax adjustment of $30 million. These factors were partially offset by spread compression.

Total revenue increased $67 million, or 7%, compared to last year.

Canadian Wealth Management revenue increased $20 million, or 6%, largely as a result of higher average fee-based client assets resulting from capital appreciation, and higher transaction volumes reflecting improved market conditions and investor confidence. These factors were partially offset by spread compression.

U.S. & International Wealth Management revenue increased $15 million, or 3%. In U.S. dollars, revenue increased $81 million, or 19%, largely due to higher transaction volumes reflecting improved investor confidence and cumulative accounting adjustments related to foreign exchange on certain AFS securities. The majority of the accounting adjustment is expected to reverse in the near term. A gain, as compared to a loss in the prior year, on our stock-based compensation plan in our U.S. brokerage business also contributed to the increase. These factors were partially offset by spread compression.

Global Asset Management revenue increased $32 million, or 21%, primarily due to higher average fee-based client assets resulting from capital appreciation.

Non-interest expense decreased $21 million, or 3%, largely driven by the impact of a stronger Canadian dollar relative to the U.S. dollar and a reversal of the remaining provision related to our support agreement for clients of Ferris, Baker Watts Inc. invested in the Reserve Primary Fund. These factors were partially offset by higher variable compensation due to higher commission-based revenue, and the increase in the fair value of our earned compensation liability related to our stock-based compensation plan.

Q1 2010 vs. Q4 2009

Net income increased $58 million, or 36%, from the previous quarter, mainly due to cumulative accounting adjustments and a favourable income tax adjustment. These factors were partially offset by lower transaction volumes.

Total revenue decreased $10 million, mainly due to lower transaction volumes, the impact of a stronger Canadian dollar relative to the U.S. dollar and spread compression. These factors were largely offset by cumulative accounting adjustments, and higher average fee-based client assets resulting from capital appreciation and fee-based net sales.

10        Royal Bank of Canada        First Quarter 2010

Non-interest expense decreased $35 million, or 4%, primarily due to a reversal of the remaining provision related to the Reserve Primary Fund, the impact of a stronger Canadian dollar relative to the U.S. dollar, and lower variable compensation due to lower commission-based revenue. These factors were partially offset by the increase in the fair value of our earned compensation liability related to our stock-based compensation plan.

Insurance

	As at or for the three months ended
	January 31	October 31	January 31
(C$ millions, except percentage amounts)	2010	2009	2009
Non-interest income
Net earned premiums	$1,067	$1,098	$800
Investment income (1)	248	396	488
Fee income	67	71	58
Total revenue	$1,382	$1,565	$1,346
Insurance policyholder benefits and claims (1)	$963	$1,167	$922
Insurance policyholder acquisition expense	167	155	154
Non-interest expense	129	145	141
Net income before income taxes	$123	$98	$129
Net income	$118	$104	$112
Revenue by business
Canadian Insurance	$623	$677	$717
U.S. Insurance	364	489	327
U.S. Insurance (US$ millions)	343	452	266
International and Other Insurance	395	399	302
Selected average balances and other information
ROE	35.5%	32.3%	33.7%
RORC	40.9%	37.7%	38.3%
Premiums and deposits (2)	$1,382	$1,388	$1,080
Fair value changes on investments backing policyholder liabilities (1)	78	229	341

(1)	Investment income can experience volatility arising from fluctuation in the fair value of HFT assets. The investments which support actuarial liabilities are predominantly fixed income assets designated as HFT. Consequently changes in the fair values of these assets are recorded in investment income in the consolidated statements of income and are largely offset by changes in the fair value of the actuarial liabilities, the impact of which is reflected in insurance policyholder benefits and claims.
(2)	Premiums and deposits include premiums on risk-based insurance and annuity products, and individual and group segregated fund deposits, consistent with insurance industry practices.

Q1 2010 vs. Q1 2009

Net income increased $6 million, or 5%, from a year ago, primarily due to solid business growth, largely in our European life business, investment losses in the prior year, and the favourable impact of a new U.K. annuity reinsurance arrangement in the current quarter. Our ongoing focus on cost management and lower allocated funding costs on capital also contributed to the increase. These factors were partially offset by unfavourable actuarial adjustments and higher disability claims costs.

Total revenue increased $36 million, or 3%, compared to the prior year.

Canadian Insurance revenue decreased $94 million, or 13%, largely due to the change in fair value of investments backing our life and health policyholder liabilities, largely offset in PBCAE, and lower investment gains. These factors were partially offset by business growth in life and home and auto products, and lower allocated funding costs on capital.

U.S. Insurance revenue was up $37 million, or 11%. In U.S. dollars, revenue was up $77 million, or 29%, mainly due to an increase in annuity volumes, partially offset by the change in fair value of investments. Both of these factors were largely offset in PBCAE. Lower investment losses and business growth in life and health products also contributed to the increase.

International and Other Insurance revenue increased $93 million, or 31%, largely due to an increase in annuity volumes and solid growth in our European life business.

PBCAE increased $54 million, primarily reflecting higher costs commensurate with increased annuity volumes, partially offset by the change in fair value of investments backing our life and health policyholder liabilities. Volume growth across most businesses, unfavourable actuarial adjustments reflecting management actions and assumption changes, and higher disability claims costs also contributed to the increase. These factors were partially offset by the impact of the stronger Canadian dollar relative to the U.S. dollar.

Non-interest expense decreased $12 million, or 9%, largely reflecting our ongoing focus on cost management, including lower staff levels reflecting productivity initiatives, and the impact of the stronger Canadian dollar relative to the U.S. dollar.

Q1 2010 vs. Q4 2009

Net income increased $14 million, or 13%, from the prior quarter, mainly due to a lower level of unfavourable actuarial adjustments, and investment losses in the prior quarter, partially offset by unfavourable life retrocession claims costs and a decrease in our U.K. annuity reinsurance earnings.

Total revenue decreased $183 million, or 12%, largely reflecting the change in fair value of investments and a decrease in annuity volumes in our U.S. insurance business, both of which were largely offset in PBCAE. These factors were partially offset by volume growth in most businesses.

PBCAE decreased $192 million, primarily reflecting the change in fair value of investments, a decrease in annuity volumes in our U.S. insurance business and a lower level of unfavourable actuarial adjustments. These factors were partially offset by volume growth across most businesses.

Non-interest expense was down $16 million, or 11%, reflecting lower marketing costs, as well as our ongoing focus on cost management.

Royal Bank of Canada        First Quarter 2010        11

International Banking

	As at or for the three months ended
	January 31	October 31	January 31
(C$ millions, except percentage amounts)	2010	2009	2009
Net interest income	$320	$391	$414
Non-interest income	228	193	254
Total revenue	$548	$584	$668
PCL	$175	$229	$232
Non-interest expense	510	556	595
Net (loss) before income taxes and NCI in subsidiaries	$(137)	$(201)	$(159)
Net (loss)	$(57)	$(125)	$(100)
Revenue by business
Banking (1)	$389	$422	$475
RBC Dexia IS (1)	159	162	193
Selected average balances and other information
ROE	(4.3)%	(8.3)%	(5.2)%
RORC	(10.2)%	(19.4)%	(14.6)%
Specific PCL as a % of average net loans and acceptances	2.27%	2.80%	2.39%
Average loans and acceptances	$30,700	$32,400	$38,500
Average deposits	47,100	48,200	54,300
AUA – RBC (2)	7,400	7,700	10,600
AUA – RBC Dexia IS (3)	2,528,800	2,484,400	2,131,400
AUM – RBC (2)	2,700	3,800	3,700

	For the three months ended
Impact of US$, Euro and TTD translation on selected items	Q1 2010 vs. Q4 2009	Q1 2010 vs. Q1 2009
Increased (decreased) total revenue	$(13)	$(57)
Increased (decreased) PCL	(4)	(28)
Increased (decreased) non-interest expense	(13)	(48)
Increased (decreased) net income	1	10
Percentage change in average US$ equivalent of C$1.00	2%	16%
Percentage change in average Euro equivalent of C$1.00	3%	6%
Percentage change in average TTD equivalent of C$1.00	3%	18%

(1)	RBTT and RBC Dexia IS results are reported on a one-month lag.
(2)	These represent the AUA and AUM of RBTT, reported on a one-month lag.
(3)	Represents the total AUA of the joint venture, of which we have a 50% ownership interest, reported on a one-month lag.

Q1 2010 vs. Q1 2009

Net loss of $57 million compares to a net loss of $100 million a year ago, mainly reflecting lower PCL and our ongoing focus on cost management. Our results were also favourably impacted by certain tax adjustments. These factors were partially offset by interest costs paid to unwind funding related to the repositioning of our U.S. investment portfolio and lower revenue at RBC Dexia IS.

Total revenue decreased $120 million, or 18%.

Banking revenue was down $86 million, or 18%. In U.S. dollars, Banking revenue decreased $18 million, or 5%, largely reflecting interest costs as noted above and a cumulative accounting adjustment recorded in the current quarter related to the prior year. These factors were partly offset by lower losses on our trading portfolios and a reduction in the current quarter of a provision related to the restructuring of certain Caribbean banking mutual funds.

RBC Dexia IS revenue decreased $34 million, or 18%, mainly reflecting lower spreads on client cash deposits due to the low interest rate environment, and the impact of the stronger Canadian dollar. These factors were partially offset by higher fee-based client assets as a result of capital appreciation.

PCL decreased $57 million, or 25%, largely reflecting lower provisions in U.S. banking, primarily attributable to our residential builder finance portfolio. The impact of the stronger Canadian dollar on the translation of U.S. specific PCL and provisions on certain AFS securities reclassified to loans recorded in the prior year also contributed to the decrease. For further details, refer to the Credit quality performance section.

Non-interest expense was down $85 million, or 14%, mainly due to the impact of the stronger Canadian dollar and our ongoing focus on cost management, including cost savings related to the ongoing restructuring of our U.S. banking business.

Q1 2010 vs. Q4 2009

Net loss of $57 million compares to a net loss of $125 million last quarter, mainly reflecting the provision recorded in the prior quarter related to the restructuring of certain Caribbean banking mutual funds which was partially reversed in the current quarter, lower PCL and our ongoing focus on cost management. These factors were partially offset by interest costs paid to unwind funding related to the repositioning of our U.S. investment portfolio.

Total revenue decreased $36 million, or 6%. The decrease primarily reflected interest costs as noted above, the cumulative accounting adjustment and the impact of the stronger Canadian dollar. These factors were partly offset by the reduction of the provision related to the restructuring of certain Caribbean banking mutual funds.

PCL decreased $54 million, or 24%, mainly reflecting lower provisions in U.S. banking, primarily attributable to our residential builder finance portfolio. Provisions on certain AFS securities reclassified to loans recorded in the prior quarter and lower impaired loans in our lot loan portfolio also contributed to the decrease.

Non-interest expense was down $46 million, or 8%, primarily due to our ongoing focus on cost management, including cost savings related to the ongoing restructuring of our U.S. banking business. The impact of the stronger Canadian dollar also contributed to the decrease.

12        Royal Bank of Canada        First Quarter 2010

Capital Markets

	As at or for the three months ended
	January 31	October 31	January 31
(C$ millions, except percentage amounts)	2010	2009	2009
Net interest income (1)	$729	$721	$852
Non-interest income	1,111	1,113	557
Total revenue (1)	$1,840	$1,834	$1,409
PCL	$30	$220	$160
Non-interest expense	951	826	891
Net income before income taxes and NCI in subsidiaries	$859	$788	$358
Net income	$571	$561	$225
Revenue by business
Capital Markets Sales and Trading	$1,267	$1,338	$891
Corporate and Investment Banking	573	496	518
Selected average balances and other information
ROE	26.4%	27.9%	10.4%
RORC	30.1%	32.2%	12.0%
Average trading securities	$133,300	$124,700	$122,800
Specific PCL as a % of average net loans and acceptances	.38%	2.63%	1.37%
Average loans and acceptances	$31,400	$33,200	$46,200
Average deposits	89,800	91,300	132,700

	For the three months ended
Impact of US$ and British pound translation on selected items	Q1 2010 vs. Q4 2009	Q1 2010 vs. Q1 2009
(Decreased) total revenue	$(22)	$(145)
(Decreased) non-interest expense	(10)	(60)
(Decreased) net income	(6)	(48)
Percentage change in average US$ equivalent of C$1.00	2%	16%
Percentage change in average British pound equivalent of C$1.00	2%	6%

(1)	Taxable equivalent basis (teb) – The teb adjustment for the three months ended January 31, 2010 was $121 million (October 31, 2009 – $76 million; January 31, 2009 – $60 million). For further discussion, refer to the How we measure and report our business segments section of our 2009 Annual Report.

Q1 2010 vs. Q1 2009

Net income increased $346 million from a year ago. Our prior year net income included market environment-related losses of $1,046 million ($479 million after-tax and related compensation adjustments), partially offset by lower trading revenue in the current period in certain businesses, reflecting improved although less volatile capital markets. A decrease in PCL and improved results across most of our investment banking businesses also contributed to the increase.

Total revenue was up $431 million, or 31%, from the prior year.

Sales and Trading revenue increased $376 million, or 42%, mainly as our prior year revenue was impacted by market environment-related losses. These factors were partially offset by lower trading revenue in the current quarter in our money markets, foreign exchange and fixed income trading businesses. Our trading businesses performed at a more moderate level as compared to the prior year resulting from reduced market volatility and tightening of bid/ask and credit spreads and lower client activity.

Corporate and Investment Banking revenue increased $55 million, or 11%, largely due to higher syndicated finance, equity and debt origination and M&A activity mainly driven by improved equity and credit markets. These factors were partially offset by losses on credit default swaps recorded at fair value used to economically hedge the corporate loan portfolio as compared to gains in the prior year, reflecting tightening of credit spreads.

PCL decreased $130 million, mainly reflecting a provision in the prior year related to a prime brokerage client.

Non-interest expense increased $60 million, or 7%, largely due to an increase in variable compensation mainly driven by the market environment-related impacts recorded in the first quarter of 2009, partially offset by the release of the remaining $53 million ($29 million after-tax) of the Enron-related litigation provision.

Q1 2010 vs. Q4 2009

Net income increased $10 million from the prior quarter, largely reflecting lower PCL and the release of the remaining Enron-related litigation provision, partially offset by higher variable compensation, as the fourth quarter of 2009 included an annual adjustment which lowered fourth quarter expense.

Total revenue was essentially unchanged from the prior quarter, primarily reflecting higher syndicated and infrastructure finance activity and gains on fair value adjustments on certain RBC debt designated as HFT as compared to losses in the prior quarter. These factors were largely offset by lower trading revenue in our fixed income and money markets businesses, partly offset by higher revenue in certain equities trading businesses. Our prior quarter revenue was impacted by unfavourable cumulative accounting adjustments. Certain of our trading businesses performed at a more moderate level compared to the prior quarter resulting from reduced market volatility, tightening of credit spreads and increased competition.

PCL decreased $190 million, as the prior quarter included a few large client provisions.

Non-interest expense increased $125 million, or 15%, mainly due to an annual adjustment to variable compensation as noted above, partially offset by the release of the remaining Enron-related litigation provision.

Royal Bank of Canada        First Quarter 2010        13

Corporate Support

	As at or for the three months ended
	January 31	October 31	January 31
(C$ millions)	2010	2009	2009
Net interest income (1)	$(259)	$(132)	$(280)
Non-interest income	121	(39)	458
Total revenue (1)	$(138)	$(171)	$178
PCL (2)	$(30)	$120	$124
Non-interest expense	25	25	(8)
Net (loss) income before income taxes and NCI in subsidiaries	$(133)	$(316)	$62
Net (loss) income	$(131)	$(181)	$49
Securitization
Total securitizations sold and outstanding (3)	$32,412	$32,685	$25,429
New securitization activity in the period (4)	1,018	1,430	7,025

(1)	Teb – these amounts included the elimination of adjustments related to the gross-up of income from Canadian taxable corporate dividends recorded in Capital Markets. The amount for the three months ended January 31, 2010 was $121 million (October 31, 2009 – $76 million; January 31, 2009 – $60 million).
(2)	PCL in Corporate Support primarily comprises the general provision, an adjustment related to PCL on securitized credit card loans managed by Canadian Banking and an amount related to the reclassification of certain AFS securities to loans recorded in the prior year and quarter. For further information, refer to the How we measure and report our business segments section of our 2009 Annual Report.
(3)	Total securitizations sold and outstanding comprises credit card loans and residential mortgages.
(4)	New securitization activity comprises Canadian residential mortgages and credit card loans securitized and sold in the period. For further details, refer to Note 5 of our unaudited Interim Consolidated Financial Statements. This amount does not include Canadian residential mortgage and commercial mortgage securitization activity of Capital Markets.

Due to the nature of activities and consolidated adjustments reported in this segment, we believe that a year-over-year analysis is not relevant. The following identifies the material items affecting the reported results in each period.

Q1 2010

Net loss of $131 million mainly reflected income tax adjustments which were largely offset by favourable tax adjustments in other segments. The net loss also included the unfavourable impact of hedge accounting on discontinued hedges and unfavourable cumulative accounting adjustments of $47 million ($33 million after-tax) related to securitization activity. These factors were partially offset by gains on our AFS portfolios.

Q4 2009

Net loss of $181 million included losses on our AFS portfolios, a general PCL of $156 million ($104 million after-tax), losses related to the change in fair value of certain derivatives used to economically hedge our funding activities, and losses of

$31 million ($22 million after-tax) on fair value adjustments on certain RBC debt designated as HFT reflecting the tightening of our credit spreads. These factors were partially offset by securitization gains inclusive of new and reinvestment related activity, net of economic hedging activities.

Q1 2009

Net income of $49 million included securitization gains inclusive of new and reinvestment related activity, net of economic hedging activities which reflected a higher than historical level of securitization activity from our participation in government-sponsored funding programs reflecting reduced liquidity in term funding markets. Also included in net income were gains related to the change in fair value of certain derivatives used to economically hedge our funding activities and gains of $41 million ($28 million after-tax) on fair value adjustments on certain RBC debt designated as HFT. These factors were partially offset by a general PCL of $149 million ($101 million after-tax) in the quarter and losses on certain AFS portfolios.

Results by geographic segment (1)

	For the three months ended
	January 31 2010			October 31 2009			January 31 2009
(C$ millions)	Canada	U.S.	Other International	Canada	U.S.	Other International	Canada	U.S.	Other International
Total revenue	$4,354	$1,799	$1,181	$4,277	$1,839	$1,343	$4,454	$2,163	$446
Net income (loss)	$959	$272	$266	$1,023	$(104)	$318	$1,069	$184	$(143)

(1)	For geographic reporting, our segments are grouped into Canada, U.S. and Other International. For further details, refer to Note 28 of our 2009 Annual Report.

Q1 2010 vs. Q1 2009

Net income in Canada of $959 million was down $110 million, or 10%, from the prior year. The decrease was largely due to losses as compared to gains last year on certain derivatives used to economically hedge our funding activities, higher variable compensation and lower securitization gains. These factors were partially offset by market environment-related losses in the prior year, lower general PCL and strong volume growth in Canadian Banking.

U.S. net income of $272 million was up $88 million, or 48%, mainly reflecting lower PCL. In addition, the increase was driven by higher earnings in certain of our wealth management businesses, the release of the remaining Enron-related litigation provision and our ongoing focus on cost management, including cost savings related to the restructuring of our U.S. banking business. Improved equity origination activity and gains on certain HFT portfolios also contributed to the increase. These factors were partially offset by lower trading revenue in certain businesses, primarily due to reduced market volatility.

Other International net income of $266 million compares to a net loss of $143 million last year, primarily due to market environment-related losses in the prior year, partially offset by writedowns on certain AFS securities in the current quarter.

14        Royal Bank of Canada        First Quarter 2010

Q1 2010 vs. Q4 2009

Net income in Canada was down $64 million, or 6%, from last quarter, mainly due to higher variable compensation, as the fourth quarter of 2009 included an annual adjustment which lowered fourth quarter expense. Lower gains on credit valuation adjustments on certain derivative contracts in the current quarter and lower equity origination and M&A activities this quarter also contributed to the decrease. These factors were partially offset by gains on our AFS portfolios, losses on fair value adjustments on certain RBC debt designated as HFT in the prior quarter and volume growth and higher spreads in Canadian Banking.

U.S. net income of $272 million compares to a net loss of $104 million last quarter, primarily reflecting lower PCL. Higher syndicated and infrastructure finance activity also contributed to the increase.

Other International net income was down $52 million, or 16%, mainly due to gains on our HFT portfolios in the prior quarter and writedowns on certain AFS securities as compared to gains last quarter. These factors were partly offset by cumulative accounting adjustments.

Financial condition

Condensed balance sheets (1), (2)

	As at
	January 31	October 31	January 31
(C$ millions)	2010	2009	2009
Assets
Cash and due from banks	$9,535	$8,353	$10,199
Interest-bearing deposits with banks	7,264	8,923	15,362
Securities	189,416	186,272	171,303
Assets purchased under reverse repurchase agreements and securities borrowed	49,585	41,580	40,930
Loans (net of allowance for loan losses)
Retail loans	206,884	203,856	191,878
Wholesale loans	74,439	77,107	92,723
Other — Derivatives	85,828	92,173	144,376
Other — Other	36,548	36,725	46,596
Total assets	$659,499	$654,989	$713,367
Liabilities and shareholders’ equity
Deposits	$394,695	$398,304	$422,850
Other — Derivatives	81,246	84,390	130,196
Other — Other	136,541	125,462	114,465
Subordinated debentures	5,896	6,461	7,784
Trust capital securities	1,386	1,395	1,399
NCI in subsidiaries	2,101	2,071	2,308
Total liabilities	621,865	618,083	679,002
Total shareholders’ equity	37,634	36,906	34,365
Total liabilities and shareholders’ equity	$659,499	$654,989	$713,367

(1)	Foreign currency denominated assets and liabilities are translated to Canadian dollars. For further details, refer to Note 1 of our 2009 Annual Report.
(2)	Refer to the Selected financial and other highlights table for period-end Canadian/U.S. dollar spot exchange rates.

Q1 2010 vs. Q1 2009

Total assets were down $54 billion, or 8%, from the prior year.

Interest-bearing deposits with banks decreased $8 billion, or 53%, largely reflecting lower pledging collateral requirements and lower levels of interbank lending as the availability of funding increased resulting from improved economic and market conditions, and the impact of the stronger Canadian dollar.

Securities were up $18 billion, or 11%, primarily due to increased positions for government debt instruments partly resulting from our primary dealer activities and increased corporate debt and equities HFT securities due to improved economic and market conditions. These factors were partially offset by the impact of the stronger Canadian dollar and a decrease in our AFS portfolio, largely as a result of residential mortgage-backed securities (RMBS).

Assets purchased under reverse repurchase agreements (reverse repos) and securities borrowed increased $9 billion, or 21%, mainly attributable to our primary dealer activities and higher market activity in certain businesses.

Loans were down $3 billion, or 1%, predominantly due to a decrease in wholesale loans, mainly resulting from the impact of the stronger Canadian dollar, reduced utilization of lending facilities in our corporate portfolio, lower pledging collateral requirements, and a strategic reduction in our U.S. banking portfolio. This was partially offset by strong retail growth mainly as a result of volume growth in Canadian home equity loans and a lower level of mortgage securitization in the current year.

Derivative assets decreased $59 billion, or 41%, due to lower fair values resulting primarily from the impact of a stronger Canadian dollar, increased interest rates on receive fixed-rate positions and a strategic reduction in certain derivative positions.

Other assets were down $10 billion, or 22%, mainly attributable to a decrease in utilization levels for bankers’ acceptances as a result of improving markets.

Total liabilities were down $57 billion, or 8%.

Deposits decreased $28 billion, or 7%, mainly reflecting the impact of the stronger Canadian dollar and decreases in business and government deposits due to a reliance on other funding sources, partially offset by increases in personal demand deposits resulting from strong demand for our high yield savings and other product offerings.

Derivative liabilities decreased $49 billion, or 38%, due to lower fair values resulting primarily from the impact of a stronger Canadian dollar, increased interest rates on pay fixed-rate positions and a strategic reduction in certain derivative positions.

Other liabilities increased $22 billion, or 19%, mainly resulting from an increase in obligations related to securities sold short, an increase in repurchase agreements partly due to increased volume from our primary dealer activities and higher market activity, partially offset by the impact of the stronger Canadian dollar.

Shareholders’ equity increased $3 billion, or 10%, largely reflecting the issuance of preferred shares in the prior year and earnings, net of dividends.

Royal Bank of Canada        First Quarter 2010        15

Q1 2010 vs. Q4 2009

Total assets were up $5 billion, or 1%, from the prior quarter.

Interest-bearing deposits with banks decreased $2 billion, or 19%, largely reflecting lower pledging collateral requirements.

Securities were up $3 billion, or 2%, primarily as a result of increased positions for government debt instruments. This increase was partially offset by the impact of the stronger Canadian dollar and the sale of certain U.S. agency mortgage-backed securities (MBS).

Reverse repos and securities borrowed were up $8 billion, or 19%, reflecting increased volume due to increased market activity.

Loans were flat as a $3 billion increase in retail loans from strong growth in Canadian home equity loans was largely offset by a decline in wholesale loans resulting from reduced utilization of lending facilities by our clients.

Derivative assets were down $6 billion, or 7%, due to lower fair values resulting primarily from the impact of a stronger Canadian dollar and increased interest rates on receive fixed-rate positions.

Total liabilities were up $4 billion, or 1%.

Deposits decreased $4 billion, or 1%, reflecting a reduction in bank deposits, due to a reliance on other funding sources and the impact of the stronger Canadian dollar, partially offset by increased personal demand deposits.

Derivative liabilities decreased $3 billion, or 4%, due to lower fair values resulting primarily from the impact of a stronger Canadian dollar.

Other liabilities increased $11 billion, or 9%, mainly reflecting an increase in securities borrowing as well as an increase in repurchase agreements due to increased market activity.

Off-balance sheet arrangements

In the normal course of business, we engage in a variety of financial transactions that, under GAAP, are not recorded on our Consolidated Balance Sheets. For a complete discussion of these types of arrangements, including their nature, business purpose and importance, see pages 33 to 37 of our 2009 Annual Report.

Securitizations

Securitization can be used as a cost-effective fund raising technique compared to the relative cost of issuing unsecured wholesale debt. During the quarter we securitized $3.9 billion of Canadian and U.S. residential mortgages, of which $.5 billion were sold and the remaining $3.4 billion (notional value) were retained. Our securitization activity this quarter was lower compared to the prior year due primarily to our previous participation in the Government of Canada’s Insured Mortgage Purchase Program which ended in September 2009. For further details, refer to Note 5 to our unaudited Interim Consolidated Financial Statements.

Special purpose entities

In the normal course of business, we engage in a variety of financial transactions with special-purpose entities (SPEs), which are not operating entities and typically have no employees. SPEs may also be variable interest entities (VIEs) which may or may not be recorded on our balance sheets. Refer to pages 64 to 65 and 102 to 103 of our 2009 Annual Report for information about our involvement with VIEs that we have consolidated (on-balance sheet) and that we have not consolidated (off-balance sheet). The following table summarizes VIEs in which we have significant variable interests, but have not consolidated (off-balance sheet).

	As at
	January 31 2010		October 31 2009		January 31 2009
(C$ millions)	Total assets (1)	Maximum exposure (1), (2)	Total assets (1)	Maximum exposure (1), (2)	Total assets (1)	Maximum exposure (1), (2)
Unconsolidated VIEs in which we have significant variable interests:
Multi-seller conduits (3)	$26,002	$26,371	$26,181	$26,550	$40,779	$41,489
Structured finance VIEs	9,409	2,542	9,613	2,527	10,725	3,889
Credit investment product VIEs	758	317	930	505	1,539	970
Third-party conduits	475	250	575	250	736	369
Investment funds	399	106	84	28	662	253
Other	373	112	340	103	168	60
Total	$37,416	$29,698	$37,723	$29,963	$54,609	$47,030

(1)	Total assets and maximum exposure to loss correspond to disclosures provided in Note 6 to our 2009 Annual Consolidated Financial Statements.
(2)	The maximum exposure to loss resulting from significant variable interests in these VIEs consists mostly of investments, loans, liquidity and credit enhancement facilities and fair value of derivatives. The maximum exposure to loss may exceed the total assets in the multi-seller conduits, as our liquidity facilities may sometimes be extended for up to 102% of the total value of the assets in the conduits.
(3)	Represents multi-seller conduits administered by us.

Our maximum exposure to loss has decreased significantly since the prior year due primarily to RBC-administered multi-seller conduits, where we continue to focus on selective origination and reduction of concentrations.

Over 80% of assets in unconsolidated VIEs in which we have significant variable interests were internally rated A or above, compared to 87% in the prior year and 84% in the prior quarter. For multi-seller conduits, 93% of assets were internally rated A or above, compared to 96% in the prior year and 95% in the prior quarter. For structured finance VIEs, 59% of assets were internally rated A or above compared to 61% in the prior year and prior quarter.

Approximately 79% of the assets in unconsolidated VIEs are originated in the U.S. compared to 76% in the prior year and 78% in the prior quarter. Approximately 16% of the assets in unconsolidated VIEs are originated in Canada compared to 21% in the prior year and 18% in the prior quarter. The decrease in

16        Royal Bank of Canada        First Quarter 2010

assets originated in Canada since the prior year primarily reflects the amortization of existing transactions.

The assets in unconsolidated VIEs as at January 31, 2010 have varying maturities and a remaining expected weighted average life of approximately 3.7 years.

RBC-administered multi-seller conduits

We administer multi-seller conduits which are used primarily for the securitization of our clients’ financial assets. The following table summarizes assets held by the multi-seller conduits by underlying securitized asset type.

Maximum exposure to loss by client asset type

		As at
	January 31	October 31	January 31
(C$ millions)	2010	2009	2009
Outstanding securitized assets
Credit cards	$11,907	$11,426	$15,207
Auto loans and leases	4,553	5,312	8,907
Trade receivables	2,859	2,451	4,013
Student loans	2,596	2,551	4,426
Asset-backed securities	2,188	2,258	2,820
Equipment receivables	1,461	1,631	2,907
Consumer loans	–	–	1,376
Other	807	921	1,833
Total	$26,371	$26,550	$41,489

Our overall exposure has decreased significantly compared to the prior year reflecting the decrease in assets purchased by the multi-seller conduits due to selective origination of new business, reduction of concentrations and amortization of existing transactions. Over 96% of the outstanding securitized assets of the multi-seller conduits are internally rated as investment grade. Less than 1% of outstanding securitized assets are comprised of U.S. Alt-A or subprime mortgages and the securitized assets do not contain commercial mortgage loans. The remaining expected weighted average life of the assets is approximately 2.2 years. Assets of the U.S. multi-seller conduits include $2.3 billion of asset-backed securities. There are no asset-backed securities in the Canadian multi-seller conduits.

We provide backstop liquidity facilities and partial credit enhancements to the multi-seller conduits. The notional amount of backstop liquidity facilities we provide totaled $26.5 billion, a decrease of $15 billion or 36% from the prior year and $.2 billion from the prior quarter. Total loans extended to the multi-seller conduits under the backstop liquidity facilities amounted to $1.6 billion, a decrease of $.3 billion from the prior year and $43 million from the prior quarter. The partial credit enhancement facilities we provide totaled $2.6 billion, a decrease of $1.6 billion from the prior year and $29 million from the prior quarter. The decrease in the amount of backstop liquidity facilities and partial credit enhancement facilities provided to the multi-seller conduits compared to the prior year reflects the decrease in the outstanding securitized assets of the multi-seller conduits during that time, as noted above.

The total asset-backed commercial paper (ABCP) issued by the conduits amounted to $18.7 billion, a decrease of $12.4 billion or 40% since the prior year and $.2 billion from the prior quarter. Of the total amount issued, 67% is rated within the top ratings category of those rating agencies that rate the ABCP, compared to 73% in the prior year and 70% in the prior quarter. The remaining amount is rated in the second highest ratings category of these agencies. The decrease in the amount of ABCP issued by the multi-seller conduits compared to the prior year reflects the decrease in the outstanding securitized assets of the multi-seller conduits during that time, as noted above. We sometimes purchase the ABCP issued by the multi-seller conduits in our capacity as a placement agent in order to facilitate overall program liquidity. The fair value of our inventory was $83 million, a decrease of $360 million from the prior year and an increase of $79 million from the prior quarter. The fluctuations in inventory held compared to the prior year and prior quarter reflects normal trading activity. This inventory is classified as Securities – Trading on our Consolidated Balance Sheets.

Guarantees

Our maximum potential amount of future payments in relation to our guarantee products amounted to $86 billion compared to $129 billion in the prior year and $89 billion in the prior quarter. The decline compared to the prior year relates primarily to fewer credit derivatives, written put options and backstop liquidity facilities. For further details on Guarantees, refer to Note 12 of our unaudited Interim Consolidated Financial Statements.

Risk, capital and liquidity management

Risk environment

Although economic and market environments have begun to show signs of improvement, the regulatory and risk environments continue to be challenging. As a result of the previous market disruption and related stress on the global financial system, we expect global financial institutions will likely be impacted by increased regulation. Recent proposals have focused on increased taxes on banks in the U.S. and the U.K., separation of trading and commercial banking activities in the U.S., and aligning compensation practices with prudent risk taking. Global financial institutions are facing increased regulation, higher capital levels, and new leverage and liquidity requirements. We continue to assess the potential impact on RBC from recent proposals issued in December 2009 by the Basel Committee on Banking.

The global economic environment has shown signs of improvement but it is anticipated that this recovery will generally be slower than recoveries in previous post-recessionary periods. Credit quality has generally improved from the prior year and quarter reflecting stabilizing asset quality driven by the improvement in the economic environment. The extent of further credit deterioration or improvement throughout 2010 will be driven by economic conditions and will continue to impact our consolidated results. In the current quarter, global capital markets improved and volatility moderated due to increasing signs of economic recovery. However, there is still significant risk as the sustainability of this trend remains uncertain at this time, as investors are concerned about the resiliency of the financial markets and robustness of the economic recovery.

During the quarter, we maintained a liquidity and funding position that we continue to believe is appropriate to execute our strategy, and levels of liquidity and funding risk remain well within our risk appetite.

Consistent with our risk framework, we continue to evaluate potential stress events to ensure that we are well positioned to manage through adverse economic and market conditions.

Our risk governance structure and approach to the management of risk has not changed significantly from the structure described in our 2009 Annual Report. For further details on our risk governance structure, refer to the Risk, capital and liquidity management section in our 2009 Annual Report.

Royal Bank of Canada        First Quarter 2010        17

Credit risk

Credit risk exposure by portfolio and sector

	As at
	January 31 2010						October 31 2009	January 31 2009
	Lending-related and other			Trading-related
(C$ millions)	Loans and acceptances		Other	Repo-style transactions	Over-the- counter derivatives (1)	Total exposure (2)	Total exposure (2)	Total exposure (2)
	Outstanding	Undrawn commitments
Residential mortgages (3)	$122,873	$11	$591	$–	$–	$123,475	$122,141	$117,794
Personal	73,681	56,071	53	–	–	129,805	122,721	106,815
Credit cards	8,983	28,815	–	–	–	37,798	28,814	29,025
Small business (4)	2,745	2,922	46	–	–	5,713	5,281	4,989
Retail	$208,282	$87,819	$690	$–	$–	$296,791	$278,957	$258,623
Business (4)
Agriculture	$5,084	$508	$25	$–	$9	$5,626	$5,517	$5,753
Automotive	3,663	1,498	158	–	357	5,676	5,669	6,850
Consumer goods	5,808	2,508	425	–	231	8,972	9,094	10,111
Energy	6,230	8,191	2,346	–	1,207	17,974	19,027	22,125
Non-bank financial services	2,765	6,749	6,005	71,079	9,515	96,113	74,456	70,900
Forest products	884	338	93	–	14	1,329	1,387	1,815
Industrial products	3,858	2,320	353	–	186	6,717	6,817	8,000
Mining and metals	1,470	1,236	554	–	228	3,488	3,929	6,428
Real estate & related	20,363	2,670	1,344	–	274	24,651	25,481	28,737
Technology & media	2,546	2,844	316	–	676	6,382	6,353	7,756
Transportation & environment	4,046	1,788	454	–	432	6,720	7,082	7,523
Other	22,304	5,346	6,821	11,623	6,464	52,558	50,939	57,187
Sovereign (4)	2,656	2,338	22,854	4,897	6,615	39,360	36,869	30,581
Bank (4)	2,510	778	34,914	49,641	25,918	113,761	131,787	149,875
Wholesale	$84,187	$39,112	$76,662	$137,240	$52,126	$389,327	$384,407	$413,641
Total exposure	$292,469	$126,931	$77,352	$137,240	$52,126	$686,118	$663,364	$672,264

(1)	Credit equivalent amount after factoring in master netting agreements.
(2)	Exposure under Basel II asset classes of qualifying revolving retail and other retail are largely included within Personal and Credit cards, while home equity lines of credit are included in Personal.
(3)	Includes certain synthetic mortgage securitizations.
(4)	Refer to Note 4 to our 2009 Annual Consolidated Financial Statements for the definition of these terms.

Q1 2010 vs. Q1 2009

Total gross credit risk exposure increased $14 billion, or 2%, from a year ago, reflecting increases in all retail portfolios, partially offset by decreases in the wholesale portfolio generally across most exposure types and sectors.

Retail exposure increased $38 billion, or 15%, driven by the implementation of updated risk parameters for undrawn commitments and the realignment of the retail risk rating system reflecting recent actual credit experience as well as strong volume growth in Canadian home equity lending and a lower level of mortgage securitization. The use of guarantees and collateral represents an integral part of our credit risk mitigation in the retail portfolio. Insured mortgages account for 23% of our residential mortgage portfolio and secured personal lending represents 55% of personal loans outstanding.

Wholesale exposure decreased $24 billion, or 6%, mainly reflecting general decreases across most exposure types and sectors. Over-the-counter derivatives exposure decreased $23 billion, mainly due to the impact of a stronger Canadian dollar on foreign currency-denominated assets, increased interest rates on receive fixed-rate positions and a strategic reduction in certain derivative positions. Loans and acceptances outstanding decreased $21 billion, largely reflecting the impact of the stronger Canadian dollar, reduced utilization of lending facilities in our corporate portfolio, lower pledging collateral requirements, and a strategic reduction in our U.S. banking portfolio. Loan utilization rates decreased by 3% across most sectors from the prior year to 39%. These decreases were partially offset by higher repo-style transactions of $30 billion, primarily in non-bank financial services, mainly attributable to our primary dealer activities and higher trading activity.

Q1 2010 vs. Q4 2009

Total gross credit risk exposure increased $23 billion, or 3%, from the prior quarter, in both the retail and wholesale portfolios.

Retail exposure increased $18 billion, or 6%, due to the same reasons noted above.

Wholesale exposure increased $5 billion, or 1%, attributable to increases in repo-style transactions, partially offset by lower loans and acceptances. Repo-style transactions increased $11 billion, mainly reflecting higher exposures to non-bank financial services and to a lesser extent, sovereign, partially offset by bank. These factors were partially offset by decreased loans and acceptances outstanding of $4 billion generally across most sectors, mainly reflecting reduced loan utilization.

18        Royal Bank of Canada        First Quarter 2010

Credit quality performance

Provision for credit losses

	For the three months ended
(C$ millions)	January 31 2010	October 31 2009	January 31 2009
Canadian Banking	$318	$314	$270
International Banking	175	229	232
Capital Markets	30	220	160
Corporate Support (1)	(30)	120	124
Canada (2)
Residential mortgages	$1	$1	$6
Personal	117	125	101
Credit cards	102	108	81
Small business	13	13	15
Retail	233	247	203
Wholesale	49	77	174
Specific PCL	282	324	377
United States (2)
Retail	45	64	49
Wholesale	127	297	201
Specific PCL	172	361	250
Other International (2)
Retail	9	9	6
Wholesale	30	33	4
Specific PCL	39	42	10
Total specific PCL	493	727	637
General provision (1)	–	156	149
Total PCL (2)	$493	$883	$786

(1)	PCL in Corporate Support primarily comprises the general provision, an adjustment related to PCL on securitized credit card loans managed by Canadian Banking and an amount related to the reclassification of certain AFS securities to loans recorded in the prior year and quarter. For further information, refer to the How we measure and report our business segments section of our 2009 Annual Report.
(2)	Geographic information is based on residence of borrower.

Q1 2010 vs. Q1 2009

Total PCL of $493 million decreased $293 million, or 37%, from a year ago, with no addition to the general provision in the current quarter while the prior year reflected a $149 million addition to the general provision. Lower specific PCL also contributed to the decrease.

Specific PCL in Canadian Banking increased $48 million, or 18%, mainly reflecting higher loss rates in our credit card and unsecured personal portfolios resulting from weak economic conditions. Increased provisions in our business lending portfolio, mainly reflecting higher impaired loans, also contributed to the increase.

Specific PCL in International Banking decreased $57 million, or 25%, largely reflecting lower provisions in U.S. banking, primarily attributable to our residential builder finance portfolio resulting from stabilizing asset quality and lower new impaired loans reflecting the general reduction in this portfolio. The impact of the stronger Canadian dollar on the translation of U.S. specific PCL and provisions on certain AFS securities reclassified to loans recorded in the prior year also contributed to the decrease. These factors were partially offset by higher provisions reflecting increased impaired loans in our U.S. commercial and home equity portfolios, as well as our Caribbean portfolios.

Specific PCL in Capital Markets decreased $130 million, mainly reflecting a provision in the prior year related to a prime brokerage client.

We did not make an addition to the general provision during the current quarter compared to an addition of $149 million in the prior year reflecting stabilizing asset quality.

Q1 2010 vs. Q4 2009

Total PCL decreased $390 million, or 44%, compared to the prior quarter, primarily due to lower specific as noted below and general PCL as the current quarter did not include a general provision.

Specific PCL in Canadian Banking was essentially flat. Higher provisions in our business lending portfolio were largely offset by lower provisions in our credit card and unsecured personal portfolios.

Specific PCL in International Banking decreased $54 million, or 24%, mainly reflecting lower provisions in U.S. banking, primarily attributable to our residential builder finance portfolio resulting from stabilizing asset quality. Provisions on certain AFS securities reclassified to loans recorded in the prior quarter and lower impaired loans in our lot loan portfolio also contributed to the decrease. These factors were partially offset by higher provisions related to U.S. commercial loans.

Specific PCL in Capital Markets decreased $190 million, as the prior quarter included a few large client provisions.

There was no general provision in the current quarter compared to an addition of $156 million in the prior quarter.

Gross impaired loans

	As at
	January 31	October 31	January 31
(C$ millions)	2010	2009	2009
Canadian Banking (1)	$1,239	$1,253	$869
International Banking (1)	3,075	3,149	2,948
Capital Markets (1)	680	915	556
Corporate Support (1)	130	140	140
Canada
Retail	$696	$673	$502
Wholesale	806	839	533
United States
Retail	234	227	209
Wholesale	2,822	3,194	2,938
Other International
Retail	233	209	188
Wholesale	348	315	144
Total GIL	$5,139	$5,457	$4,514

(1)	Segments with significant GIL have been presented in the table above.

Q1 2010 vs. Q1 2009

Total gross impaired loans (GIL) increased $625 million, or 14%, from a year ago.

GIL in Canadian Banking increased $370 million, or 43%, mainly due to higher impaired loans in our business lending and residential mortgage portfolios.

Royal Bank of Canada        First Quarter 2010        19

GIL in International Banking increased $127 million, or 4%, largely attributable to increased impaired loans in our U.S. commercial and, to a lesser extent, our Caribbean portfolios. These factors were partially offset by lower impaired loans in residential builder finance.

GIL in Capital Markets increased $124 million, or 22% primarily reflecting higher impaired loans related to clients in real estate and related, other services, bank and technology and media, partially offset by lower impaired loans in financing products, industrial and energy products sectors.

Q1 2010 vs. Q4 2009

Total GIL decreased $318 million, or 6%, from the prior quarter.

GIL in Canadian Banking decreased $14 million, mainly due to lower impaired loans in our business lending portfolio, partially offset by higher impaired loans in our residential mortgage portfolio.

GIL in International Banking decreased $74 million, or 2%, largely attributable to U.S. banking, reflecting principal repayments in the current quarter on certain AFS securities reclassified to loans in the prior quarter and lower impaired loans in our residential builder finance portfolio reflecting stabilizing asset quality. These factors were partially offset by higher impaired loans in our U.S. commercial portfolio and higher impaired loans mainly in our Caribbean commercial portfolio reflecting pressure on the Caribbean economy.

GIL in Capital Markets decreased $235 million, or 26%, mainly reflecting the resolution of two impaired client accounts in non-bank financial services and energy sectors, respectively.

Allowance for credit losses

	As at
	January 31	October 31	January 31
(C$ millions)	2010	2009	2009
Canadian Banking (1)	$317	$295	$245
International Banking (1)	595	577	528
Capital Markets (1)	296	340	212
Corporate Support (1)	2,083	2,090	1,753
Specific ACL
Canada	$432	$417	$301
United States	617	667	629
Other International	228	195	120
Total specific ACL	1,277	1,279	1,050
General allowance
Retail	1,110	1,095	876
Wholesale	907	928	812
Total general allowance	2,017	2,023	1,688
Total ACL	$3,294	$3,302	$2,738

(1)	Segments with significant ACL have been presented in the table above.

Q1 2010 vs. Q1 2009

Total allowance for credit losses (ACL) increased $556 million, or 20%, from a year ago, reflecting the increase of $329 million in the general allowance from the prior year which reflected our additions to the general provision during the last three quarters of 2009. A higher specific allowance of $227 million also contributed to the increase, reflecting the same factors noted above.

Q1 2010 vs. Q4 2009

Total ACL was down $8 million from the prior quarter, mainly due to the decrease in the general allowance.

Market risk

Consistent with the latter half of 2009, market volatility continued to subside in the current quarter. However, our value-at-risk (VaR) scenario model still contains historical data with the higher volatility levels experienced during late 2008 and early 2009.

The following table shows our VaR for total trading activities under our models-based approach for capital by major risk category and also shows the diversification effect, which is calculated as the difference between the VaR and the sum of the separate risk factor VaRs.

VaR by major risk category

	January 31, 2010				October 31, 2009		January 31, 2009
		For the three months ended				For the three months ended		For the three months ended
(C$ millions)	As at January 31	Average	High	Low	As at October 31	Average	As at January 31	Average
Equity	$13	$17	$26	$7	$9	$9	$9	$12
Foreign exchange	6	5	8	2	4	3	2	5
Commodities	4	2	4	0	2	1	1	1
Interest rate	43	45	54	35	48	47	60	43
Credit specific	17	16	19	14	16	15	9	10
Diversification	(36)	(34)	(46)	(22)	(26)	(24)	(17)	(23)
VaR	$47	$51	$59	$42	$53	$51	$64	$48

20        Royal Bank of Canada        First Quarter 2010

Q1 2010 vs. Q1 2009

Average VaR of $51 million for the quarter was up $3 million compared to a year ago, largely due to increases in credit specific risk, reflecting the higher volatility levels from a year ago being fully incorporated into the data set, and an increase in equity risk partially reflecting a higher level of new issue activity. Similarly, higher interest rate risk also contributed to the increase in average VaR. These factors were partially offset by an increase in diversification from 32% to 40%, and the impact of a stronger Canadian dollar on our foreign-denominated portfolios.

Q1 2010 vs. Q4 2009

Average VaR of $51 million for the quarter was the same as compared to the previous quarter. An increase in equity risk was largely offset by an increase in diversification.

The VaR of $47 million at the end of the current quarter was down $6 million from the end of last quarter, largely reflecting a decrease in interest rate risk and an increase in diversification.

Trading revenue and VaR (1), (2) (C$ millions)

(1)	Trading revenue on a taxable equivalent basis excluding revenue related to consolidated VIEs.
(2)	Market losses below $1 million were not reflected on the above graph.

During the quarter, there were three days with net trading losses, none of which exceeded VaR.

Market risk measures – Non-trading banking activities

The table below provides the potential before-tax impact of an immediate and sustained 100 basis point increase or decrease in interest rates on net interest income and economic value of equity of our non-trading portfolio, assuming that no further hedging is undertaken. These measures are based upon assumptions made by senior management and validated by empirical research. All interest rate risk measures are based on interest rate exposures at a specific time and continuously change as a result of business activities and our risk management initiatives. During the first quarter of 2010, our interest rate risk exposure was well within our target level.

	January 31 2010						October 31 2009		January 31 2009
	Economic value of equity risk			Net interest income risk (2)
(C$ millions)	Canadian dollar impact	U.S. dollar impact (1)	Total	Canadian dollar impact	U.S. dollar impact (1)	Total	Economic value of equity risk	Net interest income risk (2)	Economic value of equity risk	Net interest income risk (2)
Before-tax impact of:
100bp increase in rates	$(187)	$6	$(181)	$289	$18	$307	$(230)	$339	$(501)	$70
100bp decrease in rates	165	(10)	155	(63)	(19)	(82)	214	(112)	396	(115)

(1)	Represents the impact on the non-trading portfolios held in our U.S. banking operations.
(2)	Represents the 12-month Net interest income exposure to an instantaneous and sustained shift in interest rates.

Capital management

Regulatory capital, risk-adjusted assets and capital ratios (1)

	Basel II
	As at
(C$ millions, except percentage amounts)	January 31 2010	October 31 2009	January 31 2009
Capital
Tier 1 capital	$32,802	$31,774	$28,998
Total capital	35,289	34,881	34,209
Risk-adjusted assets
Credit risk	$195,731	$185,051	$220,464
Market risk	26,136	23,321	19,184
Operational risk	37,149	36,465	33,913
Total risk-adjusted assets	$259,016	$244,837	$273,561
Capital ratios
Tier 1 capital	12.7%	13.0%	10.6%
Total capital	13.6%	14.2%	12.5%
Assets-to-capital multiple	16.2X	16.3X	17.5X

(1)	Capital ratios for January 31, 2009 have been updated to reflect a restatement of retained earnings and our adoption of the amendments to CICA Section 3855. For more information, refer to the Changes in accounting policies section in our 2009 Annual Report.

Our capital position remained strong in the first quarter of 2010 through internal capital generation from earnings. As a result, our capital ratios remain well above regulatory targets.

Q1 2010 vs. Q1 2009

As at January 31, 2010, our Tier 1 capital ratio was 12.7% and our Total capital ratio was 13.6%.

Our Tier 1 capital ratio was up 210 bps from the prior year, largely due to lower risk-adjusted assets (RAA), the issuance of preferred shares in the prior year and earnings.

Our Total capital ratio was up 110 bps, primarily due to the same factors noted above, partially offset by the redemption of subordinated debentures.

RAA were down $14.5 billion, or 5%, primarily as a result of reduced credit risk exposures, refinements in our asset risk classifications and the impact of a stronger Canadian dollar on our foreign currency-denominated assets.

As at January 31, 2010, our Assets-to-capital multiple was 16.2 times compared to 17.5 times a year ago, due to higher capital and lower gross adjusted assets (GAA).

Q1 2010 vs. Q4 2009

Our Tier 1 capital ratio was down 30 bps from the previous quarter, largely due to higher RAA, partially offset by earnings in the current quarter.

Our Total capital ratio was down 60 bps, mainly reflecting higher RAA and the redemption of subordinated debentures this quarter, partially offset by earnings.

Royal Bank of Canada        First Quarter 2010        21

RAA were up $14.2 billion, or 6%, largely due to higher Credit risk mainly from the revision of risk parameters on our retail and wholesale portfolios, and credit deterioration of our portfolios.

Our Assets-to-capital multiple was 16.2 times compared to 16.3 times last quarter, largely due to earnings and lower securitization-related deductions, partially offset by the redemption of subordinated debentures and higher GAA.

Selected capital management activity

	For the three months ended January 31, 2010
(C$ millions, except number of shares)	Issuance or redemption date	Number of shares (000s)	Amount
Tier 1
Common shares issued
Dividend reinvestment plan (1)		2,862	$161
Stock option exercised (2)		970	31
Tier 2
Redemption of January 25, 2015 subordinated debentures (3)	January 25, 2010		500

(1)	Common shares were issued under the DRIP at a 3% discount from the average closing price of the five trading days preceding the dividend payment date.
(2)	Amount included cash received for stock options exercised during the period, the fair value adjustments to stock options and the exercise of stock options from tandem stock appreciation rights (SARS) awards and from renounced tandem SARS.
(3)	For further details, refer to Note 8 to our unaudited Interim Consolidated Financial Statements.

Selected share data (1)

	As at January 31, 2010
(C$ millions, except number of shares)	Number of shares (000s)	Amount
Common shares outstanding	1,421,442	$13,267
First preferred shares outstanding
Non-cumulative Series W (2)	12,000	$300
Non-cumulative Series AA	12,000	300
Non-cumulative Series AB	12,000	300
Non-cumulative Series AC	8,000	200
Non-cumulative Series AD	10,000	250
Non-cumulative Series AE	10,000	250
Non-cumulative Series AF	8,000	200
Non-cumulative Series AG	10,000	250
Non-cumulative Series AH	8,500	213
Non-cumulative Series AJ (3)	16,000	400
Non-cumulative Series AL (3)	12,000	300
Non-cumulative Series AN (3)	9,000	225
Non-cumulative Series AP (3)	11,000	275
Non-cumulative Series AR (3)	14,000	350
Non-cumulative Series AT (3)	11,000	275
Non-cumulative Series AV (3)	16,000	400
Non-cumulative Series AX (3)	13,000	325
Treasury shares – preferred	(28)	(1)
Treasury shares – common	(1,882)	(84)
Exchangeable shares of RBC PH&N Holdings Inc.	6,413	324
Stock options
Outstanding	19,174
Exercisable	13,615
Dividends
Common		710
Preferred		64

(1)	For further details about our capital management activity, refer to Note 8 to our unaudited Interim Consolidated Financial Statements.
(2)	Effective February 24, 2010, we have the right to convert into common shares at our option, subject to certain restrictions.
(3)	Dividend rate will reset every five years.

As at February 26, 2010, the number of outstanding common shares and stock options was 1,421,627,000 and 18,990,000, respectively. As at February 26, 2010, the number of Treasury shares – preferred and Treasury shares – common were 63,000 and 1,917,000, respectively.

Economic Capital

	For the three months ended
(C$ millions, average balances)	January 31 2010	October 31 2009	January 31 2009
Credit risk	$9,350	$9,650	$10,100
Market risk (trading and non-trading)	3,050	2,300	2,800
Operational risk	3,500	3,450	3,400
Business and fixed asset risk	2,350	2,350	2,250
Insurance risk	200	150	150
Risk capital	$18,450	$17,900	$18,700
Goodwill and intangibles	10,200	10,350	12,200
Economic Capital	$28,650	$28,250	$30,900
Under/(over) attribution of capital	3,800	3,350	(1,700)
Average common equity	$32,450	$31,600	$29,200

Q1 2010 vs. Q1 2009

Economic Capital decreased $2.3 billion from a year ago, largely due to decreases in goodwill and intangibles. Credit risk also contributed to the decrease. These factors were partially offset by an increase in trading market risk. The decrease in goodwill and intangibles was mainly due to the impact of a stronger Canadian dollar on the translation of foreign currency-denominated goodwill and a goodwill impairment charge in International Banking in the second quarter of 2009. The decrease in credit risk was largely due to the impact of a stronger Canadian dollar on the translation of foreign currency-denominated assets and lower derivative exposures. Trading market risk increased largely as a result of increased securitization exposures and a methodology change in the current quarter.

Q1 2010 vs. Q4 2009

Economic Capital increased $400 million from the previous quarter, mainly as a result of an increase in trading market risk, partially offset by decreases in credit risk and goodwill and intangibles. The increase in trading market risk was mainly attributable to a methodology change in the current quarter, as well as increased exposures. Credit risk decreased mainly due to portfolio reduction, while the decrease in goodwill and intangibles was largely due to the impact of a stronger Canadian dollar on the translation of foreign currency-denominated goodwill.

22        Royal Bank of Canada        First Quarter 2010

Liquidity and funding management

During the quarter, we maintained a liquidity and funding position that we continue to believe is appropriate to execute our strategy, and levels of liquidity and funding risk remain well within our risk appetite. Except for lingering concerns about economic and financial market resiliency as well as uncertainty around the impact and timing of various proposed regulatory initiatives addressing liquidity risk management practices, there are no other known trends, demands, commitments or events that are presently expected to materially change this position. There have been no material changes to our liquidity and funding management framework from that described in our 2009 Annual Report.

Core deposits, consisting of our own statistically derived estimates of the highly stable portions of all of our relational personal, commercial and institutional balances (demand, notice and fixed-term) together with wholesale funds maturing beyond one year, increased since last reported in our 2009 Annual Report by about 1% to 64% of our total deposits.

Credit ratings

The following table presents our major credit ratings and outlooks as at March 2, 2010, which remain unchanged from those described in our 2009 Annual Report. Our ratings continue to be among the highest of financial institutions globally, and these strong credit ratings support our ability to competitively access unsecured funding markets.

As at March 2, 2010 (1)
	Short-term debt	Senior long- term debt	Outlook
Moody’s Investors Service (Moody’s)	P-1	Aaa	negative
Standard & Poor’s (S&P)	A-1+	AA-	stable
Fitch Ratings (Fitch)	F1+	AA	stable
DBRS	R-1(high)	AA	stable

(1)	Credit ratings are not recommendations to purchase, sell or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are determined by the rating agencies based on criteria established from time to time by them, and are subject to revision or withdrawal at any time by the rating organization.

Contractual obligations

In the normal course of business, we enter into contracts that give rise to commitments of future minimum payments that affect our liquidity. Depending on the nature of these commitments, the obligation may be recorded on- or off-balance sheet. The table below provides a summary of our future contractual funding commitments.

	January 31					October 31	January 31
	2010					2009	2009
(C$ millions) (1)	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total	Total	Total
Unsecured long-term funding (2)	$11,429	$23,642	$8,211	$5,711	$48,993	$52,416	$55,576
Covered bonds	88	3,154	798	1,971	6,011	5,740	5,445
Subordinated debentures	61	–	190	5,706	5,957	6,564	7,853
	$11,578	$26,796	$9,199	$13,388	$60,961	$64,720	$68,874

(1)	The amounts presented above exclude accrued interest except for the category “Within 1 year”.
(2)	The Unsecured long-term funding balance as at October 31, 2009 has been revised from what was presented in our 2009 Annual Report.

Additional financial information

Total RBC available-for-sale portfolio

As at January 31, 2010, all AFS securities that had unrealized losses were assessed for other-than-temporary impairment. For those debt instruments that, based on management’s judgment, it was not probable that all principal and interest would be recovered, the securities were deemed to be other-than-temporarily impaired and written down to their fair value. For equity securities, where management believes that the fair value will not recover prior to their disposition or where there has been unrealized losses for a protracted period of time, these securities were deemed to be other-than-temporarily impaired and were written down to their fair value. Management believes that the unrealized losses as at January 31, 2010 are temporary in nature and intends to hold these securities until their value recovers or they mature or they are redeemed. Refer to Note 3 to our unaudited Interim Consolidated Financial Statements for details related to our assessment of other-than-temporary impairment on these AFS securities.

Total RBC available-for-sale portfolio

	As at or for the three months ended
	January 31 2010				October 31 2009		January 31 2009
(C$ millions)	Amortized cost (1)	Fair value (1)	Net unrealized gains (losses)	Net gains (losses) recognized in income	Net unrealized gains (losses)	Net gains (losses) recognized in income	Net unrealized gains (losses)	Net gains (losses) recognized in income
Government and agency	$20,778	$21,182	$404	$75	$456	$(9)	$353	$–
Mortgage-backed securities	1,733	1,514	(219)	11	(205)	(45)	(801)	(3)
Asset-backed securities	3,609	3,501	(108)	11	(89)	(1)	(462)	(15)
Corporate debt and other debt	14,703	14,704	1	(17)	(7)	(16)	(450)	(77)
Equities	2,086	2,096	10	–	(25)	(133)	(657)	(21)
Loan substitute securities	256	207	(49)	–	(70)	–	(97)	–
Total	$43,165	$43,204	$39	$80	$60	$(204)	$(2,114)	$(116)

(1)	Includes held-to-maturity of $205 million that is grouped with AFS on the balance sheet.

Royal Bank of Canada        First Quarter 2010        23

Q1 2010 vs. Q1 2009

The total amortized cost of the AFS portfolio decreased by $10.8 billion or 20% from the prior year. The reduction largely reflected the impact of the stronger Canadian dollar relative to the U.S. dollar, as well as the sale of certain U.S. agency securities, Government of Canada securities, Canadian banks common shares, ABS and U.S. Non-agency MBS. The decrease was partially offset by the purchase of certificate of deposits issued by global financial institutions and U.S. Treasury bills.

As at January 31, 2010, the AFS portfolio had net unrealized gains of $39 million compared to net unrealized losses of $2,114 million a year ago. This largely reflected an improvement in the values of most U.S. agency and non-agency MBS, U.S. auction rate securities, certain common shares and corporate debt instruments related to global financial institutions due to tightening of credit spreads and lower interest rates.

The net gain of $80 million in current quarter compares to the net loss of $116 million recognized a year ago. The current period net gain was mostly offset by interest premiums paid to unwind related funding that was reported in net interest income. The current period net gain included realized gains of $158 million primarily related to the sale of U.S. Agency MBS and notes, Canadian banks common shares, hybrid instruments and U.S. Non-agency MBS. These gains were partially offset by $78 million of losses mainly due to impairment of certain common shares and Non-OECD government securities. The net loss in the prior year was largely attributable to writedowns on certain corporate debt securities where management intended to sell the securities prior to recovery of its value and impairment losses on certain private equity holdings.

Q1 2010 vs. Q4 2009

The total amortized cost of the AFS securities was $43.2 billion, down $3.0 billion from the prior quarter, largely reflecting the sale of certain U.S. Agency MBS and notes, ABS and Canadian banks common shares. The decrease was partially offset by the purchase of various government securities.

Net unrealized gains were $39 million, a decrease of $21 million from the prior quarter. The decrease was largely due to gains realized on sale of U.S. Agency MBS and notes and ABS during the quarter.

Net gain of $80 million was recognized in Q1 2010 compared to a net loss of $204 million in Q4 2009. The prior quarter losses were largely attributable to losses on Canadian bank common shares that were deemed to other-than-temporarily impaired due to prolonged decline in value and U.S. non-agency MBS where we intended to reduce our exposure to certain vintages and asset classes.

Exposures to selected financial instruments

Exposure to U.S. subprime and Alt-A RMBS, CDOs and mortgages

Certain activities and transactions we enter into expose us to the risk of default of U.S. subprime and Alt-A residential mortgages. Our net exposures to U.S. subprime and Alt-A represent .4% of our total assets as at January 31, 2010, which is unchanged from the prior year.

Q1 2010 vs. Q1 2009

Of our total holdings of RMBS, holdings with a fair value of $183 million, net of MBIA Inc. hedging of $238 million, may be exposed to U.S. subprime risk. U.S. subprime RMBS exposures decreased $31 million from last year. Of this potential exposure, over 49% of our related holdings are rated A and above, compared to 95% in the prior year, reflecting the purchase of an RMBS portfolio during the current quarter. As at January 31, 2010, U.S. subprime RMBS holdings rated AAA, on a net basis comprised 19% of total U.S. subprime RMBS holdings, compared to 50% in the prior year. Exposure to U.S. subprime loans was $452 million as at January 31, 2010, representing less than .1% of total assets. This was $158 million higher than a year ago largely resulting from certain AFS securities reclassified to loans in the prior year.

Of our total holdings of RMBS, holdings with a fair value of $773 million, net of hedging, may be exposed to U.S. Alt-A risk. U.S. Alt-A exposures decreased $718 million from the prior year mainly reflecting dispositions. Approximately half of these RMBS were issued during 2006 and 2007. Our exposure to U.S. Alt-A loans was $1,213 million as at January 31, 2010, representing .2% of total assets and an increase of $243 million from the prior year, primarily reflecting the reclassification noted above.

Of our total holdings of collateralized debt obligations (CDOs), holdings of $21 million, net of MBIA hedging of $4 million may be exposed to U.S. subprime or Alt-A risk, a decrease of $25 million from the prior year. This represents 7% of our total net unhedged positions in CDOs in which we had direct holdings, which totalled $295 million as at January 31, 2010.

The fair value of our Corporate CDOs, net of hedging was $274 million as at January 31, 2010, a decrease of $97 million from the prior year, reflecting the stronger Canadian dollar on the translation of mainly U.S. dollar-denominated securities.

Net exposure to U.S. Subprime and Alt-A through RMBS, CDOs and mortgages

	As at January 31, 2010
(C$ millions)	Subprime RMBS	Alt-A RMBS	CDOs that may contain subprime or Alt-A	Total
Fair value of securities before hedging	$421	$773	$25	$1,219
Fair value of securities net of hedging by rating
AAA	$35	$92	$–
AA	33	116	–
A	22	100	–
BBB	11	20	–
Below BBB-	82	445	21
Total	$183	$773	$21	$977
Fair value of securities net of hedging by vintage
2003 (or before)	$21	$31	$–
2004	26	114	–
2005	49	234	17
2006	87	178	4
2007	–	216	–
Total	$183	$773	$21	$977
Amortized cost of subprime/Alt-A mortgages (whole loans)	$215	$817	$–	$1,032
Amortized cost of subprime/Alt-A RMBS securities transferred to loans under Section 3855	$237	$396	$–	$633
Total subprime and Alt-A exposures, net of hedging	$635	$1,986	$21	$2,642
Sensitivities of fair value of securities, net of hedging, to changes in assumptions:
100bp increase in credit spread	$(5)	$(17)	$(1)
100bp increase in interest rates	(5)	(37)	1
20% increase in default rates	(12)	(7)	(1)
25% decrease in pre-payment rates	(3)	(35)	(1)

24        Royal Bank of Canada        First Quarter 2010

Off-balance sheet arrangements

For our off-balance sheet arrangements including multi-seller conduits, structured investment vehicles and other variable interest entities as at January 31, 2010, refer to the Off-balance sheet arrangements section.

Leveraged finance

Leveraged finance comprises infrastructure finance, essential services and other types of finance. It excludes investment grade financing and non-investment grade financing where there is no private equity sponsor involvement. Our total commitments, both funded and unfunded, as at January 31, 2010, were $4,182 million or .6% of total assets, compared to $4,314 million or .6% of total assets a year ago, reflecting the stronger Canadian dollar relative to the U.S. dollar.

Direct and indirect monoline insurance

We have direct monoline insurance on subprime and non-subprime assets, and have consolidated the protection bought from MBIA into the information below. The table below shows our direct monoline insurance.

Direct monoline insurance

	As at January 31, 2010
(C$ millions)	Principal/ notional	Fair value
MBIA	$4,306	$457
Financial Security Assurance Holdings Ltd. (FSA)	283	24
Syncora Holdings Ltd. (Formerly XL Capital Ltd.)	256	14
AMBAC Financial Group (AMBAC)	107	6
Total	$4,952	$501

As at January 31, 2010, we held monoline insurance protection of $4,952 million against default of the issuer or counterparty on both subprime and non-subprime trading assets. The recorded fair value as at January 31, 2010 on these monoline insurance contracts was $501 million, net of credit valuation adjustments.

We also have indirect monoline insurance exposure through assets that we hold and liquidity facilities that we provide. Monoline insurers provide bond insurance for third-party originated assets that we hold, such as U.S. municipal bonds, auction rate securities, interest rate swaps, public infrastructure bonds. In these cases, we obtain a benefit from the insurance protection. The principal/notional value of these assets as at January 31, 2010 is $1,536 million. The majority of these assets are held in our trading book, with changes in fair value reflected in Non-interest income – Trading revenue, and the implied value of the insurance is reflected in the fair value of the asset. In addition, we provide liquidity facilities of $320 million to certain of our customers in respect of their bond issuance programs where monoline insurance was purchased as part of that program, none of which was drawn as of January 31, 2010.

Commercial mortgage-backed securities disclosure

The fair value of our total direct holdings of commercial mortgage-backed securities was $390 million as at January 31, 2010.

Assets and liabilities measured at fair value

There were no material transfers in or out of levels 1, 2 or 3 in the current quarter, as classified by the fair value hierarchy set out in Section 3862, Financial Instruments – Disclosures. For further details, refer to Note 2 to our 2009 Annual Consolidated Financial Statements.

Accounting matters and controls

Critical accounting policies and estimates

Our unaudited Interim Consolidated Financial Statements have been prepared in accordance with Canadian GAAP. The significant accounting policies are described in Note 1 to our unaudited Interim Consolidated Financial Statements and Note 1 to our 2009 Annual Consolidated Financial Statements. Our critical accounting policies and estimates are detailed on pages 63 to 65 of our 2009 Annual Report.

Changes in accounting policies and estimates

We did not adopt any new significant accounting policies during the quarter.

Future adoption of International Financial Reporting Standards

We will begin reporting our financial statements in accordance with IFRS on November 1, 2011, including comparative results, pursuant to the decision made by the CICA. We have implemented a comprehensive enterprise-wide program to manage the transition to IFRS. This program focuses on the key impact areas including financial reporting, systems and processes, communications and training.

We have completed a thorough organization diagnostic of the scope and complexity of the IFRS conversion as a result of which we have:

•	identified the significant differences between IFRS and Canadian GAAP;
•	assessed the impact of the conversion on business portfolios, processes, systems and policies;
•	established a program, including the launch of various projects, which maps existing processes to the new standards; and
•	initiated a series of internal education and awareness seminars.

During our transition, we will monitor ongoing changes to IFRS and adjust our transition plans accordingly. Our transition status is currently on track with our implementation schedule.

Disclosure controls and procedures

As of January 31, 2010, management evaluated, under the supervision of and with the participation of the President and Chief Executive Officer and the Chief Administrative Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as defined under rules adopted by the United States Securities and Exchange Commission. Based on that evaluation, the President and Chief Executive Officer and the Chief Administrative Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of January 31, 2010.

Internal control over financial reporting

No changes were made in our internal control over financial reporting during the quarter ended January 31, 2010, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Royal Bank of Canada        First Quarter 2010        25

Key performance measures

Tangible common equity (Tier 1 common capital) ratio

We use the Tangible common equity (Tier 1 common capital) ratio in conjunction with regulatory capital ratios to evaluate our capital adequacy specifically related to common equity. This ratio is calculated consistent with a stress testing measure used by the U.S. Fed for U.S. banks in determining capital adequacy under certain adverse scenarios except that our calculation of Tangible common equity (Tier 1 common capital) is based on the Basel II methodology as detailed in the Capital management section of our 2009 Annual Report. We believe that the Tangible common equity (Tier 1 common capital) ratio is a useful supplemental measure of capital adequacy. The Tangible common equity (Tier 1 common capital) ratio does not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions.

The following table provides a calculation of our Tangible common equity (Tier 1 common capital) ratio.

	As at
	January 31	October 31	January 31
(C$ millions, except percentage amounts)	2010	2009	2009
Tier 1 capital	$32,802	$31,774	$28,998
Less: Qualifying other NCI in subsidiaries	354	353	357
Less: Innovative Tier 1 capital instruments (1)	3,983	3,991	4,141
Less: Non-cumulative First Preferred shares (1)	4,812	4,811	3,811
Tier 1 common capital	$23,653	$22,619	$20,689
Risk-adjusted assets	$259,016	$244,837	$273,561
Tangible common equity (Tier 1 common capital) ratio	9.1%	9.2%	7.6%

(1)	Net of treasury shares.

Return on common equity and Return on risk capital

We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics such as net income, return on equity (ROE) and return on risk capital (RORC). We use ROE and RORC, at both the consolidated and business segment levels, as measures of return on total capital invested in our businesses. The business segment ROE and RORC measures are viewed as useful measures for supporting investment and resource allocation decisions because they adjust for certain items that may affect comparability between business segments and certain competitors. RORC does not have standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions. For further details, refer to the Key performance and non-GAAP measures section of our 2009 Annual Report.

The following table provides a summary of our ROE and RORC calculations.

	For the three months ended							For the three months ended
	January 31 2010							October 31 2009	January 31 2009
(C$ millions, except percentage amounts) (1)	Canadian Banking	Wealth Management	Insurance	International Banking	Capital Markets	Corporate Support	Total	Total	Total
Net income available to common shareholders	$762	$211	$115	$(70)	$555	$(140)	$1,433	$1,173	$1,069
Average risk capital (2)	$5,600	$1,150	$1,100	$2,700	$7,300	$600	$18,450	$17,900	$18,700
add: Under/(over) attribution of capital	–	–	–	–	–	3,800	3,800	3,350	(1,700)
add: Goodwill and intangible capital	2,050	2,700	200	3,750	1,050	450	10,200	10,350	12,200
Average common equity (3)	$7,650	$3,850	$1,300	$6,450	$8,350	$4,850	$32,450	$31,600	$29,200
ROE	39.6%	21.8%	35.5%	(4.3)%	26.4%	n.m.	17.5%	14.7%	14.5%
RORC	53.8%	72.9%	40.9%	(10.2)%	30.1%	n.m.	30.8%	26.0%	22.7%

(1)	Average risk capital, Goodwill and intangible capital, and Average common equity represent rounded figures. ROE and RORC are based on actual balances before rounding. These are calculated using methods intended to approximate the average of the daily balances for the period.
(2)	Average risk capital includes Credit, Market (trading and non-trading), Operational and Business and fixed assets, and Insurance risk capital. For further details, refer to the Capital management section.
(3)	The amounts for the segments are referred to as attributed capital or Economic Capital.
n.m.	not meaningful

Related party transactions

Our policies and procedures for related party transactions have not changed materially from October 31, 2009. For further information, refer to Note 27 of our 2009 Annual Report.

26        Royal Bank of Canada        First Quarter 2010

Interim Consolidated Financial Statements (unaudited)

Consolidated Balance Sheets (unaudited)

(C$ millions)	January 31 2010	October 31 2009	January 31 2009 (1)
Assets

Cash and due from banks	$9,535	$8,353	$10,199
Interest-bearing deposits with banks	7,264	8,923	15,362
Securities
Trading	146,212	140,062	119,486
Available-for-sale	43,204	46,210	51,817
	189,416	186,272	171,303
Assets purchased under reverse repurchase agreements and securities borrowed	49,585	41,580	40,930
Loans
Retail	208,282	205,224	192,988
Wholesale	76,221	78,927	94,265
	284,503	284,151	287,253
Allowance for loan losses	(3,180)	(3,188)	(2,652)
	281,323	280,963	284,601
Other
Customers’ liability under acceptances	7,966	9,024	11,240
Derivatives	85,828	92,173	144,376
Premises and equipment, net	2,372	2,367	2,463
Goodwill	8,279	8,368	9,948
Other intangibles	1,952	2,033	2,196
Other assets	15,979	14,933	20,749
	122,376	128,898	190,972
	$659,499	$654,989	$713,367
Liabilities and shareholders’ equity

Deposits
Personal	$155,865	$152,328	$142,414
Business and government	221,431	220,772	251,849
Bank	17,399	25,204	28,587
	394,695	398,304	422,850
Other
Acceptances	7,966	9,024	11,240
Obligations related to securities sold short	48,833	41,359	31,701
Obligations related to assets sold under repurchase agreements and securities loaned	42,571	35,150	32,370
Derivatives	81,246	84,390	130,196
Insurance claims and policy benefit liabilities	9,297	8,922	7,880
Other liabilities	27,874	31,007	31,274
	217,787	209,852	244,661
Subordinated debentures	5,896	6,461	7,784
Trust capital securities	1,386	1,395	1,399
Non-controlling interest in subsidiaries	2,101	2,071	2,308
Shareholders’ equity
Preferred shares	4,813	4,813	3,813
Common shares (shares issued – 1,421,442,344; 1,417,609,720; and 1,406,972,825)	13,267	13,075	12,694
Contributed surplus	233	246	242
Treasury shares – preferred (shares held – 27,800; 64,600; and 75,600)	(1)	(2)	(2)
Treasury shares – common (shares held – 1,881,595; 2,126,699 and 1,804,551)	(84)	(95)	(88)
Retained earnings	21,307	20,585	20,183
Accumulated other comprehensive (loss) income	(1,901)	(1,716)	(2,477)
	37,634	36,906	34,365
	$659,499	$654,989	$713,367

(1)	Comparative information has been restated due to the implementation of amendments to CICA Handbook Section 3855 issued in August, 2009. Refer to Note 1 to our 2009 Consolidated Financial Statements.

Royal Bank of Canada        First Quarter 2010        27

Consolidated Statements of Income (unaudited)

	For the three months ended
(C$ millions)	January 31 2010	October 31 2009	January 31 2009 (1)
Interest income
Loans	$3,344	$3,350	$3,608
Securities	1,219	1,276	1,743
Assets purchased under reverse repurchase agreements and securities borrowed	93	126	393
Deposits with banks	10	14	86
	4,666	4,766	5,830
Interest expense
Deposits	1,217	1,288	2,351
Other liabilities	623	516	546
Subordinated debentures	79	86	101
	1,919	1,890	2,998
Net interest income	2,747	2,876	2,832

Non-interest income
Insurance premiums, investment and fee income	1,383	1,565	1,346
Trading revenue	750	910	(47)
Investment management and custodial fees	440	424	419
Mutual fund revenue	387	320	327
Securities brokerage commissions	338	345	321
Service charges	370	388	387
Underwriting and other advisory fees	311	339	199
Foreign exchange revenue, other than trading	132	179	167
Card service revenue	134	165	218
Credit fees	173	133	113
Securitization revenue	197	177	348
Net gain (loss) on available-for-sale securities	77	(192)	(118)
Other	(105)	(170)	551
Non-interest income	4,587	4,583	4,231
Total revenue	7,334	7,459	7,063
Provision for credit losses	493	883	786
Insurance policyholder benefits, claims and acquisition expense	1,130	1,322	1,076

Non-interest expense
Human resources	2,377	2,142	2,290
Equipment	248	235	255
Occupancy	255	267	251
Communications	187	196	170
Professional fees	124	170	125
Outsourced item processing	72	72	72
Amortization of other intangibles	120	123	110
Other	243	401	349
	3,626	3,606	3,622
Income before income taxes	2,085	1,648	1,579
Income taxes	565	389	464

Net income before non-controlling interest	1,520	1,259	1,115
Non-controlling interest in net income of subsidiaries	23	22	5

Net income	$1,497	$1,237	$1,110
Preferred dividends	(64)	(64)	(41)
Net income available to common shareholders	$1,433	$1,173	$1,069
Average number of common shares (in thousands)	1,418,146	1,413,644	1,366,868
Basic earnings per share (in dollars)	$1.01	$.83	$.78
Average number of diluted common shares (in thousands)	1,432,179	1,428,409	1,379,191
Diluted earnings per share (in dollars)	$1.00	$.82	$.78
Dividends per share (in dollars)	$.50	$.50	$.50

(1)	Comparative information has been restated due to the implementation of amendments to CICA Handbook Section 3855 issued in August, 2009. Refer to Note 1 to our 2009 Consolidated Financial Statements.

28        Royal Bank of Canada        First Quarter 2010

Consolidated Statements of Comprehensive Income (unaudited)

	For the three months ended
	January 31	October 31	January 31
(C$ millions)	2010	2009	2009 (1)
Comprehensive income
Net income	$1,497	$1,237	$1,110

Other comprehensive income, net of taxes
Net unrealized gains (losses) on available-for-sale securities	8	309	(383)
Reclassification of (gains) losses on available-for-sale securities to income	(46)	134	70
Net change in unrealized (losses) gains on available-for-sale securities	(38)	443	(313)
Unrealized foreign currency translation (losses) gains	(461)	103	152
Reclassification of (gains) on foreign currency translation to income	–	–	(1)
Net foreign currency translation gains (losses) from hedging activities	385	(124)	(19)
Foreign currency translation adjustments	(76)	(21)	132
Net (losses) gains on derivatives designated as cash flow hedges	(54)	5	(41)
Reclassification of (gains) on derivatives designated as cash flow hedges to income	(17)	(13)	(1)
Net change in cash flow hedges	(71)	(8)	(42)
Other comprehensive (loss) income	(185)	414	(223)
Total comprehensive income	$1,312	$1,651	$887

Consolidated Statements of Changes in Shareholders’ Equity (unaudited)

	January 31	October 31	January 31
(C$ millions)	2010	2009	2009 (1)
Preferred shares
Balance at beginning of period	$4,813	$4,813	$2,663
Issued	–	–	1,150
Balance at end of period	4,813	4,813	3,813
Common shares
Balance at beginning of period	13,075	12,864	10,384
Issued	192	211	2,310
Balance at end of period	13,267	13,075	12,694
Contributed surplus
Balance at beginning of period	246	238	242
Renounced stock appreciation rights	–	(2)	–
Stock-based compensation awards	(7)	–	(8)
Other	(6)	10	8
Balance at end of period	233	246	242
Treasury shares – preferred
Balance at beginning of period	(2)	(1)	(5)
Sales	2	3	5
Purchases	(1)	(4)	(2)
Balance at end of period	(1)	(2)	(2)
Treasury shares – common
Balance at beginning of period	(95)	(97)	(104)
Sales	45	5	28
Purchases	(34)	(3)	(12)
Balance at end of period	(84)	(95)	(88)
Retained earnings
Balance at beginning of period	20,585	20,120	19,816
Transition adjustment – Financial instruments	–	–	66
Net income	1,497	1,237	1,110
Preferred share dividends	(64)	(64)	(41)
Common share dividends	(710)	(708)	(702)
Issuance costs and other	(1)	–	(66)
Balance at end of period	21,307	20,585	20,183
Accumulated other comprehensive (loss) income
Transition adjustment – Financial instruments	59	59	59
Unrealized gains and losses on available-for-sale securities	(114)	(76)	(1,381)
Unrealized foreign currency translation gains and losses, net of hedging activities	(1,450)	(1,374)	(670)
Gains and losses on derivatives designated as cash flow hedges	(396)	(325)	(485)
Balance at end of period	(1,901)	(1,716)	(2,477)
Retained earnings and Accumulated other comprehensive income	19,406	18,869	17,706
Shareholders’ equity at end of period	$37,634	$36,906	$34,365

(1)	Comparative information has been restated due to the implementation of amendments to CICA Handbook Section 3855 issued in August, 2009. Refer to Note 1 to our 2009 Consolidated Financial Statements.

Royal Bank of Canada        First Quarter 2010        29

Consolidated Statements of Cash Flows (unaudited)

	For the three months ended
(C$ millions)	January 31 2010	October 31 2009	January 31 2009 (1)
Cash flows from operating activities
Net income	$1,497	$1,237	$1,110
Adjustments to determine net cash from (used in) operating activities
Provision for credit losses	493	883	786
Depreciation	99	95	95
Future income taxes	129	173	(259)
Amortization of other intangibles	120	123	110
Loss (gain) on sale of premises and equipment	14	12	(4)
Gain on securitizations	(33)	(37)	(365)
Gain on available-for-sale securities	(158)	(80)	(12)
Writedown of available-for-sale securities	78	284	128
Changes in operating assets and liabilities
Insurance claims and policy benefit liabilities	375	667	495
Net change in accrued interest receivable and payable	(363)	(150)	(398)
Current income taxes	(1,877)	137	225
Derivative assets	6,345	8,913	(8,242)
Derivative liabilities	(3,144)	(7,573)	1,491
Trading securities	(3,879)	(3,154)	4,332
Net change in brokers and dealers receivable and payable	262	(714)	2,909
Other	(934)	3,908	(2,014)
Net cash (used in) from operating activities	(976)	4,724	387
Cash flows from investing activities
Change in interest-bearing deposits with banks	1,659	(276)	4,679
Change in loans, net of securitizations	(4,277)	(7,660)	(4,773)
Proceeds from securitizations	1,650	1,868	7,797
Proceeds from sale of available-for-sale securities	4,821	2,677	5,210
Proceeds from maturity of available-for-sale securities	9,257	4,693	2,857
Purchases of available-for-sale securities	(11,283)	(5,744)	(10,709)
Net acquisitions of premises and equipment and software	(172)	(268)	(156)
Change in assets purchased under reverse repurchase agreements and securities borrowed	(8,005)	2,072	3,888
Net cash used in acquisitions	(2)	–	–
Net cash (used in) from investing activities	(6,352)	(2,638)	8,793
Cash flows from financing activities
Change in deposits	(3,609)	(6,404)	(15,725)
Repayment of subordinated debentures	(500)	–	(500)
Issue of preferred shares	–	–	1,150
Issue of common shares	28	66	2,310
Sales of treasury shares	47	8	33
Purchase of treasury shares	(35)	(7)	(14)
Dividends paid	(610)	(644)	(696)
Issuance costs	–	–	(61)
Dividends/distributions paid by subsidiaries to non-controlling interests	–	(1)	(1)
Change in obligations related to assets sold under repurchase agreements and securities loaned	7,421	4,727	317
Change in obligations related to securities sold short	7,474	658	4,194
Redemption of trust preferred notes	–	(140)	–
Change in short-term borrowings of subsidiaries	(1,685)	26	(1,177)
Net cash from (used in) financing activities	8,531	(1,711)	(10,170)
Effect of exchange rate changes on cash and due from banks	(21)	12	103
Net change in cash and due from banks	1,182	387	(887)
Cash and due from banks at beginning of period	8,353	7,966	11,086
Cash and due from banks at end of period	$9,535	$8,353	$10,199

Supplemental disclosure of cash flow information
Amount of interest paid in period	$2,379	$1,929	$3,585
Amount of income taxes paid (recovery) in period	$2,517	$198	$(193)

(1)	Comparative information has been restated due to the implementation of amendments to CICA Handbook Section 3855 issued in August, 2009. Refer to Note 1 to our 2009 Consolidated Financial Statements.

30        Royal Bank of Canada        First Quarter 2010

Notes to the Interim Consolidated Financial Statements (unaudited) (All tabular amounts are in millions of Canadian dollars, except per share and percentage amounts)

These unaudited Interim Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) and follow the same accounting policies and methods described in our audited Consolidated Financial Statements for the year ended October 31, 2009 (2009 Annual Consolidated Financial Statements). Under Canadian GAAP, additional disclosures are required in annual financial statements; therefore, these unaudited Interim Consolidated Financial Statements should be read in conjunction with the 2009 Annual Consolidated Financial Statements, and the accompanying notes included on pages 81 to 146 in our 2009 Annual Report to Shareholders. In the opinion of management, all adjustments necessary for a fair presentation of results for the periods reported have been included. These adjustments consist only of normal recurring adjustments, except as otherwise disclosed. Certain comparative amounts have been reclassified to conform to the current period’s presentation.

Note 1: Significant accounting policies

Significant accounting changes

No new significant accounting changes were effective for us this quarter.

Future accounting changes

Business Combinations, Consolidated Financial Statements, Non-controlling Interests and Embedded Prepayment Option – Amendments to: Financial Instruments – Recognition and Measurement, Section 3855.

In 2009, the Canadian Institute of Chartered Accountants (CICA) issued three new accounting standards: Handbook Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements and

Section 1602, Non-controlling Interests and provided a clarification to Section 3855 with respect to the embedded prepayment options. These new standards will be applicable for us on November 1, 2011. Refer to Note 1 to our 2009 Annual Consolidated Financial Statements for details.

International Financial Reporting Standards.

The CICA has announced that Canadian GAAP for publicly accountable enterprises companies will be replaced with IFRS over a transition period expected to end in 2011. We will begin reporting our financial statements in accordance with IFRS on November 1, 2011.

Note 2: Fair values of financial instruments

Financial instruments designated as held-for-trading using the fair value option

The following table presents information on loans and receivables designated as held-for-trading using the fair value option, the maximum exposure to credit risk, the extent to which the risk is mitigated by credit derivatives and similar instruments, and changes in the fair value of these assets. Refer to Note 2 to our 2009 Annual Consolidated Financial Statements for the valuation methodology of changes in fair value due to changes in credit risk.

	January 31, 2010
Loans and receivables designated as held-for-trading	Carrying value of loans and receivables designated as held-for-trading	Maximum exposure to credit risk	Change in fair value since November 1, 2009 attributable to changes in credit risk	Cumulative change in fair value since initial recognition attributable to changes in credit risk	Extent to which credit derivatives or similar instruments mitigate credit risk	Change in fair value of credit derivatives or similar instruments since November 1, 2009	Cumulative change in fair value of credit derivatives or similar instruments (1)
Interest-bearing deposits with banks	$2,112	$2,112	$–	$–	$–	$–	$–
Assets purchased under reverse repurchase agreements and securities borrowed	28,362	28,362	–	–	–	–	–
Loans – Wholesale	2,792	2,792	(9)	(230)	405	(2)	8
Total	$33,266	$33,266	$(9)	$(230)	$405	$(2)	$8

(1)	The cumulative change is measured from the later of November 1, 2006, or the initial recognition of the credit derivative or similar instruments.

	January 31, 2009
Loans and receivables designated as held-for-trading	Carrying value of loans and receivables designated as held-for-trading	Maximum exposure to credit risk	Change in fair value since November 1, 2008 attributable to changes in credit risk	Cumulative change in fair value since initial recognition attributable to changes in credit risk	Extent to which credit derivatives or similar instruments mitigate credit risk	Change in fair value of credit derivatives or similar instruments since November 1, 2008	Cumulative change in fair value of credit derivatives or similar instruments (1)
Interest-bearing deposits with banks	$6,745	$6,745	$–	$–	$–	$–	$–
Assets purchased under reverse repurchase agreements and securities borrowed	13,579	13,579	–	–	–	–	–
Loans – Wholesale	5,211	5,211	27	(280)	896	(40)	28
Total	$25,535	$25,535	$27	$(280)	$896	$(40)	$28

(1)	The cumulative change is measured from the later of November 1, 2006, or the initial recognition of the credit derivative or similar instruments.

Royal Bank of Canada        First Quarter 2010        31

Note 2: Fair values of financial instruments (continued)

The following tables present changes in the fair value of our financial liabilities designated as held-for-trading using the fair value option as well as their contractual maturities and carrying amounts. Refer to

Note 2 to our 2009 Annual Consolidated Financial Statements for the valuation methodologies of these liabilities and changes in fair value attributable to changes in our credit spreads.

	January 31, 2010
Liabilities designated as held-for-trading	Contractual maturity amount	Carrying value	Difference between carrying value and contractual maturity amount	Changes in fair value since November 1, 2009 attributable to changes in RBC credit spread	Cumulative change in fair value attributable to changes in RBC credit spread (1)
Term deposits
Personal	$3,071	$3,070	$(1)	$(1)	$(7)
Business and government (2)	42,604	42,675	71	(3)	(60)
Bank (3)	5,440	5,440	–	–	(1)
Total term deposits	$51,115	$51,185	$70	$(4)	$(68)
Obligations related to assets sold under repurchase agreements and securities loaned	29,495	29,495	–	–	–
Other liabilities	215	215	–	–	–
Subordinated debentures	118	112	(6)	1	(11)
Total	$80,943	$81,007	$64	$(3)	$(79)

(1)	The cumulative change attributable to changes in our credit spreads is measured from the later of November 1, 2006, or the initial recognition of the liabilities designated as held-for-trading.
(2)	Business and government includes deposits from regulated deposit-taking institutions other than regulated banks.
(3)	Bank refers to regulated banks.

	January 31, 2009
Liabilities designated as held-for-trading	Contractual maturity amount	Carrying value	Difference between carrying value and contractual maturity amount	Changes in fair value since November 1, 2008 attributable to changes in RBC credit spread	Cumulative change in fair value attributable to changes in RBC credit spread (1)
Term deposits
Personal	$1,394	$1,335	$(59)	$(13)	$(59)
Business and government (2)	54,669	54,256	(413)	(59)	(583)
Bank (3)	6,419	6,416	(3)	1	(3)
Total term deposits	$62,482	$62,007	$(475)	$(71)	$(645)
Obligations related to assets sold under repurchase agreements and securities loaned	16,377	16,374	(3)	–	–
Subordinated debentures	137	72	(65)	(30)	(78)
Total	$78,996	$78,453	$(543)	$(101)	$(723)

(1)	The cumulative change attributable to changes in our credit spreads is measured from the later of November 1, 2006, or the initial recognition of the liabilities designated as held-for-trading.
(2)	Business and government includes deposits from regulated deposit-taking institutions other than regulated banks.
(3)	Bank refers to regulated banks.

Deferred unrealized gains or losses at inception

An unrealized gain or loss at inception for financial instruments is the difference between the transaction price and its fair value on the trade date. The following table summarizes changes in the aggregate amount of deferred unrealized gains at inception for our financial instruments. Deferred unrealized gains at inception primarily arise in equity structured notes, structured credit and interest rate derivatives, and stable value contracts on bank-owned life insurance policies and 401(k) plans.

	As at and for the three months ended
	January 31 2010	October 31 2009	January 31 2009
Deferred unrealized gains not yet recognized in net income, as at beginning of period	$46	$51	$198
Less: Deferred gains reclassified to net income during the period	1	5	10
Deferred unrealized gains, as at end of period	$45	$46	$188

Reclassification of financial instruments

The following table provides information regarding certain securities that we reclassified from held-for-trading to available-for-sale effective

August 1, 2008, in accordance with amendments to Sections 3855, 3861 and 3862. Refer to Note 3 to our 2009 Annual Consolidated Financial Statements for details.

	As at		For the three months ended January 31, 2010		For the three months ended October 31, 2009		For the three months ended January 31, 2009
	January 31, 2010	October 31, 2009
Financial assets	Total carrying value and fair value	Total carrying value and fair value	Change in fair value during the period (1)	Interest income/gains (losses) recognized in net income during the period (2)	Change in fair value during the period (1)	Interest income/gains (losses) recognized in net income during the period (2)	Change in fair value during the period (1)	Interest income/gains (losses) recognized in net income during the period (2)
U.S. state, municipal and agency debt	$1,757	$1,904	$17	$4	$4	$1	$(38)	$38
Mortgage-backed securities	335	500	8	15	39	11	(87)	29
Asset-backed securities	991	1,007	–	4	12	4	8	12
Corporate debt and other debt	639	641	6	2	4	3	(75)	7
	$3,722	$4,052	$31	$25	$59	$19	$(192)	$86

(1)	This amount represents the change in fair value of securities we held at the end of the period and includes any principal draw downs or redemptions on these securities.
(2)	The total amount includes net income of $6 million related to securities and debt redeemed or sold during the three months ended January 31, 2010 (three months ended October 31, 2009 – $3 million, three months ended January 31, 2009 – $nil).

32        Royal Bank of Canada        First Quarter 2010

Note 3: Unrealized gains and losses on Available-for-sale securities

The following table presents the gross unrealized gains and unrealized losses on Available-for-sale securities (1), (2).

	As at
	January 31, 2010				October 31, 2009
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian government debt
Federal	$11,420	$395	$(1)	$11,814	$11,764	$404	$(7)	$12,161
Provincial and municipal	1,111	35	(1)	1,146	1,104	31	(1)	1,134
U.S. federal, state, municipal and agency debt	4,582	62	(102)	4,542	5,781	129	(117)	5,793
Other OECD government debt (3)	3,665	17	(1)	3,681	3,517	18	(1)	3,534
Mortgage-backed securities (MBS)	1,733	17	(236)	1,514	2,057	24	(229)	1,852
Asset-backed securities
CDOs	230	12	(21)	220	234	11	(24)	222
Non-CDO securities	3,379	52	(151)	3,280	4,282	67	(143)	4,205
Corporate debt and other debt	14,703	346	(345)	14,704	14,718	382	(389)	14,711
Equities	2,086	25	(15)	2,096	2,437	45	(70)	2,412
Loan substitute securities	256	–	(49)	207	256	–	(70)	186
	$43,165	$961	$(922)	$43,204	$46,150	$1,111	$(1,051)	$46,210

(1)	Includes $205 million (October 31, 2009 – $156 million) held-to-maturity securities.
(2)	The majority of the MBS are residential. Amortized cost, gross unrealized gains, gross unrealized losses and fair value related to commercial MBS are $180 million, $1 million, $(5) million and $176 million, respectively as at January 31, 2010 (October 31, 2009 – $224 million, $1 million, $(11) million and $213 million).
(3)	OECD stands for Organisation of Economic Co-operation and Development.

Available-for-sale and held-to-maturity securities are assessed for impairment at each reporting date and more frequently when conditions warrant. Depending on the nature of the securities under review we apply specific and consistent methodology to assess whether it is probable that the amortized cost of the security would be recovered. When we determine that a security is other-than-temporarily impaired, the security is written down to its fair value and the unrealized losses included in Accumulated other comprehensive income (AOCI) are reclassified and included in net income. Refer to Notes 1 and 3 to our 2009 Annual Consolidated Financial Statements for our accounting policies and methodologies for assessing other-than-temporary impairments of securities.

Gross unrealized gains decreased by $150 million or 14% to $961 million during the three months period ended January 31, 2010 as gains were realized on the sale of certain U.S. agency MBS and notes, student loans included in asset-backed securities and hybrid instruments included in corporate debt and other debt. Gross unrealized losses decreased by $129 million or 12% to $922 million during the three months period ended January 31, 2010 largely reflecting impairment losses recognized in net income on certain common shares included in equities and Non-OECD government debt included in corporate debt and other debt.

Based on our assessment, management believes that the unrealized losses on the Available-for-sale securities as at January 31, 2010, are temporary in nature and intends to hold these securities until their fair value recovers or they mature or are redeemed.

We have also determined that our held-to-maturity securities are not impaired as at January 31, 2010.

Net gains/losses on Available-for-sale securities

During the three months ended January 31, 2010, $80 million of net gains on available-for-sale securities were recognized in net income (October 31, 2009 – net losses of $204 million; January 31, 2009 – net losses of $116 million). The net gains comprised (i) realized gains of $158 million, primarily on the sale of certain U.S. agency MBS and notes, Canadian banks common shares, hybrid instruments and U.S. non-agency MBS (October 31, 2009 – $79 million gain; January 31, 2009 – $12 million gain) and (ii) losses of $78 million recognized in net income largely due to the other-than-temporary impairment of certain common shares and Non-OECD government securities. Included in realized gains above, is $3 million of gains on sale of available-for- sale securities relating to our insurance operations which has been reflected in the Insurance premiums, investment and fee income line on our Consolidated Statements of Income (October 31, 2009 – losses of $13 million, January 31, 2009 – gains of $2 million).

Royal Bank of Canada        First Quarter 2010        33

Note 4: Allowance for loan losses and impaired loans

	As at January 31, 2010						As at October 31, 2009
	Balance at beginning of period	Write-offs	Recoveries	Provision for credit losses	Other adjustments (1)	Balance at end of period	Balance at end of period
Retail
Residential mortgages	$54	$(13)	$1	$13	$6	$61	$54
Personal	197	(173)	23	156	–	203	197
Credit cards	–	(120)	15	105	–	–	–
Small business (2)	22	(12)	1	13	–	24	22
	$273	$(318)	$40	$287	$6	$288	$273
Wholesale
Business (3), (4)	$976	$(221)	$11	$191	$(13)	$944	$976
Sovereign (5)	10	–	–	–	–	10	10
Bank (6)	20	–	–	15	–	35	20
	$1,006	$(221)	$11	$206	$(13)	$989	$1,006
Specific allowances	$1,279	$(539)	$51	$493	$(7)	$1,277	$1,279
Retail
Residential mortgages	$50	$–	$–	$17	$–	$67	$50
Personal	671	–	–	(1)	(4)	666	671
Credit cards	327	–	–	3	–	330	327
Small business (2)	47	–	–	–	–	47	47
	$1,095	$–	$–	$19	$(4)	$1,110	$1,095
Wholesale
Business (3)	$814	$–	$–	$(19)	$(2)	$793	$814
Sovereign (5)	–	–	–	–	–	–	–
Bank (6)	–	–	–	–	–	–	–
	$814	$–	$–	$(19)	$(2)	$793	$814
Allowance for off-balance sheet and other items (7)	$114					$114	$114
General allowance (7)	$2,023	$–	$–	$–	$(6)	$2,017	$2,023
Total allowance for credit losses	$3,302	$(539)	$51	$493	$(13)	$3,294	$3,302
Allowance for off-balance sheet and other items (8)	(114)					(114)	(114)
Total allowance for loan losses	$3,188	$(539)	$51	$493	$(13)	$3,180	$3,188

(1)	Primarily represents the translation impact of foreign currency-denominated allowance for loan losses.
(2)	Includes small business exposure managed on a pooled basis.
(3)	Includes small business exposure managed on an individual client basis. Includes nominal (October 31, 2009 – nominal) provisions related to loans extended under liquidity facilities drawn by RBC-administered multi-seller asset-backed commercial paper conduit programs.
(4)	As explained in Note 1 to our 2009 Annual Consolidated Financial Statements, as of November 1, 2008, we reclassified certain securities from available-for-sale to loans in accordance with CICA’s amendments to Section 3855. As a result, the wholesale specific allowance relating to the reclassified securities is included in the 2009 balances in this table.
(5)	Sovereign refers to all central governments and agencies, central banks, as well as other qualifying public sector entities and multilateral development banks.
(6)	Bank refers primarily to regulated deposit-taking institutions and securities firms.
(7)	Includes $114 million related to off-balance sheet and other items (October 31, 2009 – $114 million).
(8)	The allowance for off-balance sheet is reported separately under Other liabilities.

A loan is considered past due when a counterparty has not made a payment by the contractual due date. The following table presents the carrying value of loans that are past due but not classified as impaired because they are either (i) less than 90 days past due, or (ii) fully secured and collection efforts are reasonably expected to result in repayment. Credit card balances are written off when a payment is 180 days in arrears.

Loans past due but not impaired

	As at January 31, 2010				As at October 31, 2009
	1-29 days	30-89 days	90 days and greater	Total	1-29 days	30-89 days	90 days and greater	Total
Retail	$3,138	$1,348	$316	$4,802	$2,841	$1,359	$323	$4,523
Wholesale	1,298	563	42	1,903	1,313	563	36	1,912
Total	$4,436	$1,911	$358	$6,705	$4,154	$1,922	$359	$6,435

Impaired loans (1)

	As at January 31, 2010			As at October 31, 2009
	Gross	Specific allowances	Net	Net
Retail
Residential mortgages	$701	$(61)	$640	$587
Personal	403	(203)	200	212
Small business (2)	59	(24)	35	37
	$1,163	$(288)	$875	$836
Wholesale
Business (3), (4)	$3,926	$(944)	$2,982	$3,300
Sovereign (5)	10	(10)	–	–
Bank (6)	40	(35)	5	42
	$3,976	$(989)	$2,987	$3,342
Total	$5,139	$(1,277)	$3,862	$4,178

(1)	Average balance of gross impaired loans for the three months ended January 31, 2010 was $5,298 million (October 31, 2009 – $5,295 million).
(2)	Includes small business exposure managed on a pooled basis.
(3)	Includes small business exposure managed on an individual client basis. Includes gross and net impaired loans of $63 million (October 31, 2009 – $65 million) and $61 million (October 31, 2009 – $63 million), respectively, related to loans extended under liquidity facilities drawn by RBC-administered multi-seller asset-backed commercial paper conduit programs.
(4)	As explained in Note 1 to our 2009 Annual Consolidated Financial Statements, as of November 1, 2008, we reclassified certain securities from available-for-sale to loans and receivables in accordance with CICA’s amendments to Section 3855. The reclassified securities are included in the 2009 balances in this table.
(5)	Sovereign refers to all central governments and agencies, central banks, as well as other qualifying public sector entities and multilateral development banks.
(6)	Bank refers primarily to regulated deposit-taking institutions and securities firms.

34        Royal Bank of Canada        First Quarter 2010

Note 4: Allowance for loan losses and impaired loans (continued)

During the quarter ended January 31, 2010, we acquired $88 million of assets in respect of problem loans (quarter ended October 31, 2009 –

$121 million). The related reduction in the Allowance for credit losses was $102 million (quarter ended October 31, 2009 – $107 million).

Note 5: Securitizations

Securitization activity for the three months ended

	January 31, 2010 (1)		October 31, 2009 (1)		January 31, 2009 (1)
	Canadian residential mortgage loans (2), (3), (5)	U.S. residential mortgage loans (4)	Canadian residential mortgage loans (2), (3), (5)	U.S. residential mortgage loans (4)	Canadian residential mortgage loans (2), (3), (5)	U.S. residential mortgage loans (4)
Securitized and sold (6)	$1,534	$136	$1,771	$116	$7,590	$291
Net cash proceeds received	1,515	135	1,753	115	7,505	292
Retained rights to future excess interest	53	–	56	–	449	–
Pre-tax gain (loss) on sale, net of hedging activities	28	(1)	35	(1)	257	1

(1)	We did not securitize any credit card loans during the period.
(2)	We did not recognize an asset or a liability for our servicing rights with respect to the securitized transactions as we received adequate compensation for our services.
(3)	Canadian insured residential mortgage loans securitized during the quarter through the creation of MBS and retained as at January 31, 2010 were $2,312 million (October 31, 2009 – $2,595 million; January 31, 2009 – $3,043 million). These securities are carried at fair value.
(4)	U.S. residential mortgage loans securitized and sold include insured and non-insured mortgages. We recognized nominal servicing rights with respect to securitized loans during the period. None of these securities were retained.
(5)	Pre-tax gain (loss) on sale includes the results of our economic hedging activities of $(6) million (October 31, 2009 – $(3) million; January 31, 2009 – $(107) million).
(6)	Includes Canadian and U.S. residential mortgage loans securitized during the period and prior periods.

The key assumptions used to value the retained interests at the date of the securitization activities during the quarter ended January 31, 2010 are summarized below.

Key assumptions (1), (2)

Canadian residential mortgage loans
Expected weighted average life of prepayable receivables (in years)	3.64
Payment rate	20.50%
Excess spread, net of credit losses	1.24
Discount rate	.40% - 2.71%

(1)	All rates are annualized.
(2)	This analysis is not applicable for U.S. residential mortgage loans as we have not retained rights to future excess spread in these transactions.

In addition to the above securitization transactions, our whole loan sales activities are presented in the tables below.

Whole loan sales for the three months ended (1)

	January 31, 2010	October 31, 2009	January 31, 2009
	U.S. residential mortgage loans	U.S. residential mortgage loans	U.S. residential mortgage loans	U.S. commercial mortgage loans
Sold	$189	$374	$86	$23

(1)	Gains and losses on whole loan sales are nominal.

Note 6: Derivative instruments and hedging activities

The following table presents the fair values of the derivatives and non-derivative instruments categorized by their hedging relationships, as well as derivatives that are not designated in hedging relationships.

	As at January 31, 2010 (1)				As at October 31, 2009 (1)
	Designated as hedging instruments in hedging relationships				Designated as hedging instruments in hedging relationships
	Cash flow hedges	Fair value hedges	Net investment hedges	Not designated in a hedging relationship (2)	Cash flow hedges	Fair value hedges	Net investment hedges	Not designated in a hedging relationship (2)
Assets
Derivative instruments	$1,134	$1,826	$98	$82,770	$1,130	$2,107	$139	$88,797
Liabilities
Derivative instruments	$1,286	$46	$387	$79,527	$1,493	$82	$327	$82,488
Non-derivative instruments	–	301	5,172	n.a.	–	278	5,233	n.a.

(1)	All derivative instruments are carried at fair value while all non-derivative instruments are carried at amortized cost.
(2)	Derivative liabilities include stable value contracts on $207 million of bank-owned life insurance policies and $2 million of 401(k) plans (October 31, 2009 – $257 million and $3 million respectively).
n.a.	not applicable

Royal Bank of Canada        First Quarter 2010        35

Note 6: Derivative financial instruments and hedging activities (continued)

Results of hedge activities recorded in Net income and Other comprehensive income (OCI)

	For the three months ended January 31, 2010			For the three months ended October 31, 2009			For the three months ended January 31, 2009
	Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income	After-tax unrealized gains (losses) included in OCI	Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income	After-tax unrealized gains (losses) included in OCI	Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income	After-tax unrealized gains (losses) included in OCI
Fair value hedges
Ineffective portion	$(3)	n.a.	n.a.	$11	n.a.	n.a.	$(6)	n.a.	n.a.
Cash flow hedges
Ineffective portion	5	n.a.	n.a.	(6)	n.a.	n.a.	9	n.a.	n.a.
Effective portion	n.a.	n.a.	(54)	n.a	n.a.	5	n.a.	n.a.	(41)
Reclassified to income during the period (1)	n.a.	25	n.a.	n.a	20	n.a.	n.a.	1	n.a.
Net investment hedges
Foreign currency (losses) gains	n.a.	n.a.	(461)	n.a.	n.a.	103	n.a.	n.a.	152
Gains (losses) from hedges	n.a.	n.a.	385	n.a.	n.a.	(124)	n.a.	n.a.	(19)
	$2	$25	$(130)	$5	$20	$(16)	$3	$1	$92

(1)	After-tax gains of $17 million were reclassified from AOCI to income for the three months ended January 31, 2010 (three months ended October 31, 2009 – gains of $13 million; three months ended January 31, 2009 – gains of $1 million).
n.a.	not applicable

Fair value of derivative instruments by term to maturity

	As at
	January 31, 2010				October 31, 2009
	Less than 1 year	1 to 5 years	Over 5 years	Total	Total
Derivative assets (1)	$20,315	$34,890	$30,623	$85,828	$92,173
Derivative liabilities (2)	19,627	33,589	28,030	81,246	84,390
(1)	Market and credit valuation adjustments that are determined on an instrument-specific basis and on a pooled basis are included. Derivative assets in the table above and in our Consolidated Balance Sheets exclude margin requirements of $79 million that are included in Other assets (October 31, 2009 – $67 million).
(2)	Includes stable value contracts on $207 million of bank-owned life insurance policies and $2 million of 401(k) plans (October 31, 2009 – $257 million and $3 million respectively).

Note 7: Pension and other post-employment benefits

We offer a number of benefit plans which provide pension and other post-employment benefits to eligible employees. Expenses for these benefit plans are presented in the following table:

	For the three months ended
	January 31 2010	October 31 2009	January 31 2009
Pension benefit expense	$95	$65	$74
Other post-employment benefit expense	22	40	25

Note 8: Significant capital and funding transactions

Subordinated debentures

On January 25, 2010, we redeemed all outstanding 7.10% subordinated debentures due January 25, 2015 for 100% of their principal amount plus accrued interest to the redemption date.

Common shares issued

	For the three months ended January 31, 2010		For the three months ended October 31, 2009		For the three months ended January 31, 2009
	Number of shares (000s)	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Amount
General business purposes	–	$–	–	$–	65,263	$2,301
Dividend reinvestment plan (1)	2,862	161	2,730	134	–	–
Stock options exercised (2)	970	31	2,645	77	450	9
	3,832	$192	5,375	$211	65,713	$2,310

(1)	During the quarter, shares were issued at a 3% discount from the average closing price of the five trading days preceding the dividend payment date.
(2)	Amounts include cash received for stock options exercised during the period, the fair value adjustment to stock options and the exercise of stock options from tandem stock appreciation rights (SARS) awards and from renounced tandem SARS.

36        Royal Bank of Canada        First Quarter 2010

Note 9: Revenue from trading and selected non-trading financial instruments

Held-for-trading financial instruments

Total Trading revenue includes both trading-related net interest income and trading revenue reported in Non-interest income. Net interest income arises from interest income and dividends recognized on trading assets and liabilities. Non-interest income includes a $472 million increase in the fair values of our net financial assets classified as held-for-trading for the quarter ended January 31, 2010 (quarters ended October 31, 2009 – $657 million increase; January 31, 2009 – $254 million increase as compared to $107 million which we initially disclosed in our first and second quarters of 2009).

	For the three months ended
	January 31 2010	October 31 2009	January 31 2009 (1)
Net interest income	$386	$373	$674
Non-interest income (expense)	750	910	(47)
Total	$1,136	$1,283	$627
(1)	Restated due to the impact of adopting the amendments to CICA Section 3855 issued in August 2009. Refer to Note 1 to our 2009 Annual Consolidated Financial Statements.

Financial instruments designated as held-for-trading

During the quarter, net gains or losses representing net changes in the fair value of financial assets and financial liabilities designated as held-for-trading increased by $113 million (quarters ended October 31, 2009 – $230 million increase; January 31, 2009 – $339 million increase).

Financial instruments measured at amortized cost

The following were recognized in Non-interest income during the quarter ended January 31, 2010 and the corresponding comparative periods:

	For the three months ended
	January 31 2010	October 31 2009	January 31 2009
Net fee income which does not form an integral part of the effective interest rate of financial assets and liabilities other than held-for-trading	$933	$884	$864
Net fee income arising from trust and other fiduciary activities	1,514	1,429	1,270
Net gains arising from financial instruments measured at amortized cost	2	2	2
Total	$2,449	$2,315	$2,136

Note 10: Income taxes

Recoverability of Deferred Tax Asset

On a quarterly basis, we review our deferred tax asset, which is included in Other assets on our Consolidated Balance Sheets, to determine whether it is more likely than not that the benefits associated with this asset will be realized; this review involves evaluating both positive and negative evidence. Our deferred tax asset represents temporary differences between the financial reporting and tax bases of certain of our assets and liabilities in addition to the tax benefit of net operating loss carry-forwards. Our review regarding the realizability of our deferred tax asset as at January 31, 2010 included an assessment of the tax benefit associated with our U.S. banking operations, which is currently generating negative earnings and contributing to the body of negative evidence. Based on our review, we concluded that there is sufficient positive evidence to overcome the negative evidence that the deferred tax asset is realizable and thus, a valuation allowance against our deferred tax asset was not required as at January 31, 2010.

Income taxes on components of Other comprehensive income

The income tax expense or benefit allocated to each component of Other comprehensive income is presented in the following table:

	For the three months ended
	January 31 2010	October 31 2009	January 31 2009 (1)
Net unrealized gains (losses) on available-for-sale securities	$12	$128	$(188)
Reclassification of (gains) losses on available-for-sale securities to income	(30)	68	24
Net foreign currency translation gains (losses) from hedging activities	178	(47)	(37)
Net (losses) gains on derivatives designated as cash flow hedges	(24)	3	(21)
Reclassification of gains on derivatives designated as cash flow hedges to income	(8)	(6)	–
Total income taxes (recovery)	$128	$146	$(222)
(1)	Certain amounts have been restated due to the impact of adopting the amendments to CICA Section 3855 issued in August 2009. Refer to Note 1 to our 2009 Annual Consolidated Financial Statements.

Note 11: Earnings per share

	For the three months ended
	January 31 2010	October 31 2009	January 31 2009 (1)
Basic earnings per share
Net income	$1,497	$1,237	$1,110
Preferred share dividends	(64)	(64)	(41)
Net income available to common shareholders	$1,433	$1,173	$1,069
Average number of common shares (in thousands)	1,418,146	1,413,644	1,366,868

Basic earnings per share	$1.01	$0.83	$0.78
Diluted earnings per share
Net income available to common shareholders	$1,433	$1,173	$1,069
Average number of common shares (in thousands)	1,418,146	1,413,644	1,366,868
Stock options (2)	5,630	6,250	3,966
Issuable under other stock-based compensation plans	1,990	2,102	1,944
Exchangeable shares (3)	6,413	6,413	6,413
Average number of diluted common shares (in thousands)	1,432,179	1,428,409	1,379,191

Diluted earnings per share	$1.00	$0.82	$0.78

(1)	Certain amounts have been restated due to the impact of implementing the amendments to CICA Handbook Section 3855 issued in August 2009. Refer to Note 1 to our 2009 Annual Consolidated Financial Statements.
(2)	The dilutive effect of stock options was calculated using the treasury stock method. For the three months ended January 31, 2010, we excluded from the calculation of diluted earnings per share 41,124 average options outstanding with an average exercise price of $57.90, as the exercise price of these options was greater than the average market price of our common shares (three months ended October 31, 2009 – 1,739,672 average options outstanding with an average exercise price of $55.06; three months ended January 31, 2009 – 5,305,890 average options outstanding with an exercise price of $50.88).
(3)	Exchangeable shares were issued for the acquisition of Phillips, Hager & North Investment Management Ltd. Refer to Note 11 to our 2009 Annual Consolidated Financial Statements.

Royal Bank of Canada        First Quarter 2010        37

Note 12: Guarantees and contingencies

Guarantees

In the normal course of our business, we enter into numerous agreements that may contain features that meet the definition of a guarantee pursuant to CICA Accounting Guideline 14, Disclosure of Guarantees. The maximum potential amount of future payments represents the maximum risk of loss if there was a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions, insurance policies or from collateral held or pledged. The following table summarizes significant guarantees that we have provided to third parties:

	As at
	January 31, 2010		October 31, 2009
	Maximum potential amount of future payments	Carrying value	Maximum potential amount of future payments	Carrying value
Credit derivatives and written put options (1)	$17,462	$813	$19,720	$1,049
Backstop liquidity facilities (2)	24,644	75	24,982	66
Stable value products (3)	21,480	209	21,777	260
Financial standby letters of credit and performance guarantees (4)	17,614	102	18,082	96
Credit enhancements	3,705	69	3,240	45
Mortgage loans sold with recourse	1,150	–	1,103	–

(1)	The carrying value is included in Other – Derivatives on our Consolidated Balance Sheets. The notional amount of the contract approximates the maximum potential amount of future payments.
(2)	Certain RBC-administered multi-seller asset-backed commercial paper conduit programs drew down certain of our backstop liquidity facilities. As at January 31, 2010, these loans totalled US$1.5 billion (C$1.6 billion) (October 31, 2009 – US$1.6 billion; C$1.7 billion), before the allowance for loan losses of US$2 million (C$2 million) (October 31, 2009 – US$2 million; C$2 million), and are included in Wholesale Loans – Business on our Consolidated Balance Sheets.
(3)	The notional amount of the contract approximates the maximum potential amount of future payments. The maximum potential amount of future payments comprise $8.2 billion (October 31, 2009 – $8.3 billion) for bank-owned life insurance policies and $13.2 billion (October 31, 2009 – $13.5 billion) for U.S. Employee Retirement Income Security Act of 1974 (ERISA)-governed pension plans such as 401(k) plans. We have recorded a provision in connection with the stable value contracts on bank-owned life insurance policies that reflects both the value of the assets in the underlying investment portfolios of the policies and our estimate of the probability of the policyholders surrendering their policies. During the quarter, we made a (recovery) provision of $(54) million (three months ended October 31, 2009 – $80 million; three months ended January 31, 2009-$26 million).
(4)	The carrying value is included in Other – Other liabilities on our Consolidated Balance Sheets. The maximum potential amount of future payments includes $807 million (October 31, 2009 – $ 816 million) related to the Auction Rate Securities Tender Option Bond programs and represents the higher of the notional amounts of the letters of credit and the liquidity facilities.

In addition to the above guarantees, we transact substantially all of our securities lending activities in which we act as an agent for the owners of securities through our joint venture, RBC Dexia Investor Services (RBC Dexia IS). As at January 31, 2010, RBC Dexia IS securities lending indemnifications totalled $32.4 billion (October 31, 2009 – $34.7 billion); we are exposed to 50% of this amount.

Refer to Note 25 of our 2009 Annual Consolidated Financial Statements for further information on the above guarantees and a description of our obligations under certain indemnification agreements.

Pledged assets

Details of assets pledged against liabilities are shown in the following tables:

	As at
	January 31 2010	October 31 2009
Cash and due from banks	$721	$665
Interest-bearing deposits with banks	2,048	2,696
Loans	8,365	7,422
Securities	53,023	53,276
Assets purchased under reverse repurchase agreements	39,312	27,479
Other assets	428	205
	$103,897	$91,743

	As at
	January 31 2010	October 31 2009
Assets pledged to:
Foreign governments and central banks	$2,442	$2,824
Clearing systems, payment systems and depositories	1,957	2,574
Assets pledged in relation to:
Securities borrowing and lending	34,302	27,429
Obligations related to securities sold under repurchase agreements	50,332	44,155
Derivative transactions	7,416	8,040
Covered bonds	6,033	5,187
Other	1,415	1,534
	$103,897	$91,743

We are also required to provide intra-day pledges to the Bank of Canada when we use the Large Value Transfer System (LVTS), which is a real time electronic wire transfer system that continuously processes all Canadian dollar large-value or time-critical payments throughout the day. The pledged assets earmarked for LVTS activity are normally released back to us at the end of the settlement cycle each day. Therefore, the pledged assets are not included in the table above. For the three months ended January 31, 2010, we had on average $4.6 billion (October 31, 2009 – $4.3 billion) of assets pledged intraday to the Bank of Canada on a daily basis. There are infrequent occasions where we are required to take an overnight advance from the Bank of Canada to cover a settlement requirement, in which case an equivalent value of the pledged assets would be used to secure the advance. There were no overnight advances outstanding as at January 31, 2010 or October 31, 2009.

Collateral

As at January 31, 2010, the approximate market value of collateral accepted that may be sold or repledged by us was $86.1 billion (October 31, 2009 – $78.9 billion). This collateral was received in connection with reverse repurchase agreements, securities borrowings and loans, and derivative transactions. Of this amount, $30.0 billion (October 31, 2009 – $26.1 billion) has been sold or repledged, generally as collateral under repurchase agreements or to cover short sales.

38        Royal Bank of Canada        First Quarter 2010

Note 12: Guarantees and contingencies (continued)

Litigation

Enron Corp. (Enron) litigation

As discussed in Note 25 to our 2009 Annual Consolidated Financial Statements, Royal Bank of Canada and certain related entities were defendants in a class action brought by the Regents of the University of Southern California which was consolidated with the lead action entitled Newby v Enron Corp., which was the main consolidated purported Enron shareholder class action. This class action against Royal Bank of Canada and certain related entities was dismissed with prejudice on December 2, 2009. As a result of this development, we have determined that the $60 million provision (US$50 million or $53 million using the exchange rate at January 31, 2010) that we had established for this particular litigation is no longer necessary and have recorded its reversal in Non-interest expense – Other in our Consolidated Statement of Income where the provision was initially recorded.

Royal Bank of Canada was also named as a defendant by two individual investors in respect of the losses suffered by those investors as purchasers of Enron publicly traded equity and debt securities. We have not recorded a provision in respect of these lawsuits as it is not possible to predict their ultimate outcome or the timing of their resolution; however, we believe the ultimate resolution of these lawsuits will not have a significant adverse impact on our consolidated financial position. We review the status of these matters on an ongoing basis and will exercise our judgment in resolving them in such a manner as we believe to be our best interests.

Other

Various other legal proceedings are pending that challenge certain of our practices or actions. We consider that the aggregate liability resulting from these other proceedings will not be material to our financial position or results of operations.

Note 13: Results by business segment

Quarterly earnings

	Canadian Banking			Wealth Management			Insurance
	Q1/10	Q4/09	Q1/09	Q1/10	Q4/09	Q1/09	Q1/10	Q4/09	Q1/09
Net interest income	$1,879	$1,811	$1,718	$78	$85	$128	$–	$–	$–
Non-interest income	759	762	747	986	989	869	1,382	1,565	1,346
Total revenue	2,638	2,573	2,465	1,064	1,074	997	1,382	1,565	1,346
Provision for (recovery of) credit losses	318	314	270	–	–	–	–	–	–
Insurance policyholder benefits, claims and acquisition expense	–	–	–	–	–	–	1,130	1,322	1,076
Non-interest expense	1,205	1,213	1,176	806	841	827	129	145	141
Net income (loss) before income taxes	1,115	1,046	1,019	258	233	170	123	98	129
Income taxes (recoveries)	338	329	323	39	72	42	5	(6)	17
Non-controlling interest	–	–	–	–	–	–	–	–	–
Net income (loss)	$777	$717	$696	$219	$161	$128	$118	$104	$112
Less: Preferred dividends	15	15	10	8	8	6	3	3	2
Net income (loss) available to common shareholders	$762	$702	$686	$211	$153	$122	$115	$101	$110
Average assets (2)	$273,600	$269,400	$249,600	$19,200	$20,200	$17,800	$14,300	$13,900	$12,600

Quarterly earnings
	International Banking			Capital Markets (1)			Corporate Support (1)
	Q1/10	Q4/09	Q1/09 (3)	Q1/10	Q4/09	Q1/09	Q1/10	Q4/09	Q1/09 (3)
Net interest income	$320	$391	$414	$729	$721	$852	$(259)	$(132)	$(280)
Non-interest income	228	193	254	1,111	1,113	557	121	(39)	458
Total revenue	548	584	668	1,840	1,834	1,409	(138)	(171)	178
Provision for (recovery of) credit losses	175	229	232	30	220	160	(30)	120	124
Insurance policyholder benefits, claims and acquisition expense	–	–	–	–	–	–	–	–	–
Non-interest expense	510	556	595	951	826	891	25	25	(8)
Net income (loss) before income taxes	(137)	(201)	(159)	859	788	358	(133)	(316)	62
Income taxes (recoveries)	(80)	(78)	(62)	288	229	154	(25)	(157)	(10)
Non-controlling interest	–	2	3	–	(2)	(21)	23	22	23
Net income (loss)	$(57)	$(125)	$(100)	$571	$561	$225	$(131)	$(181)	$49
Less: Preferred dividends	13	13	12	16	16	11	9	9	–
Net income (loss) available to common shareholders	$(70)	$(138)	$(112)	$555	$545	$214	$(140)	$(190)	$49
Average assets (2)	$56,100	$58,300	$69,100	$312,100	$313,100	$394,200	$(15,000)	$(13,900)	$(500)

Quarterly earnings

	Total
	Q1/10	Q4/09	Q1/09 (3)
Net interest income	$2,747	$2,876	$2,832
Non-interest income	4,587	4,583	4,231
Total revenue	7,334	7,459	7,063
Provision for (recovery of) credit losses	493	883	786
Insurance policyholder benefits, claims and acquisition expense	1,130	1,322	1,076
Non-interest expense	3,626	3,606	3,622
Net income (loss) before income taxes	2,085	1,648	1,579
Income taxes (recoveries)	565	389	464
Non-controlling interest	23	22	5
Net income (loss)	$1,497	$1,237	$1,110
Less: Preferred dividends	64	64	41
Net income (loss) available to common shareholders	$1,433	$1,173	$1,069
Average assets (2)	$660,300	$661,000	$742,800

(1)	Taxable equivalent basis.
(2)	Calculated using methods intended to approximate the average of the daily balances for the period.
(3)	Certain amounts have been restated due to the impact of adopting the amendments to CICA Section 3855 issued in August 2009. Refer to Note 1 to our 2009 Annual Consolidated Financial Statements.

Royal Bank of Canada        First Quarter 2010        39

Note 14: Capital management

Regulatory capital and capital ratios

OSFI formally establishes risk-based capital targets for deposit-taking institutions in Canada. These targets are currently a Tier 1 capital ratio of 7% and a Total capital ratio of 10%. In addition to the Tier 1 and Total capital ratios, Canadian banks are required to ensure that their assets-to-capital multiple, which is calculated by dividing gross adjusted assets by Total capital, does not exceed a maximum level prescribed by OSFI. Our assets-to-capital multiple remains below the maximum prescribed by OSFI.

Regulatory capital, risk-adjusted assets and capital ratios

	Basel II
	As at
	January 31 2010	October 31 2009
Capital
Tier 1 capital	$32,802	$31,774
Total capital	35,289	34,881
Risk-adjusted assets
Credit risk	$195,731	$185,051
Market risk	26,136	23,321
Operational risk	37,149	36,465
Total risk-adjusted assets	$259,016	$244,837
Capital ratios
Tier 1 capital	12.7%	13.0%
Total capital	13.6%	14.2%
Assets-to-capital multiple	16.2X	16.3X

40        Royal Bank of Canada        First Quarter 2010

Shareholder information

Corporate headquarters

Street address:

Royal Bank of Canada

200 Bay Street

Toronto, Ontario M5J 2J5

Canada

Tel: 416-974-5151

Fax: 416-955-7800

Mailing address:

P.O. Box 1

Royal Bank Plaza

Toronto, Ontario M5J 2J5

Canada

website: rbc.com

Transfer Agent and Registrar

Main Agent:

Computershare Trust

Company of Canada

1500 University Street

Suite 700

Montreal, Quebec H3A 3S8

Canada

Tel: 1-866-586-7635 (Canada

and the U.S.) or 514-982-7555

(International)

Fax: 514-982-7580

website: computershare.com\rbc

Co-Transfer Agent (U.S.):

Computershare Trust

Company, N.A.

250 Royall Street

Canton, Massachusetts 02021

U.S.

Co-Transfer Agent (U.K.):

Computershare Investor

Services PLC

Securities Services – Registrars

P.O. Box 82, The Pavilions Bridgwater Road

Bristol BS99 7NH

U.K.

Stock exchange listings

(Symbol: RY)

Common shares are listed on:

Canada – Toronto Stock Exchange (TSX)

U.S. – New York Stock Exchange (NYSE)

Switzerland – Swiss Exchange (SIX)

All preferred shares are listed on the TSX.

Valuation Day price

For Canadian capital gains tax purposes, the Valuation Day (December 22, 1971) cost base for our common shares is $7.38 per share. This amount has been adjusted to reflect the two-for-one share split of March 1981 and the two-for-one share split of February 1990. The one-for-one share dividends paid in October 2000 and April 2006 did not affect the Valuation Day value for our common shares.

Shareholder contacts

For dividend information, change in share registration or address, lost stock certificates, tax forms, estate transfers or dividend reinvestment, please contact:

Computershare Trust

Company of Canada

100 University Avenue,

9th Floor

Toronto, Ontario M5J 2Y1

Canada

Tel: 1-866-586-7635 (Canada

and the U.S.) or 514-982-7555 (International)

Fax: 1-888-453-0330 (Canada

and the U.S.) or 416-263-9394 (International)

e-mail: service@computershare.com

For financial information inquiries, please contact:

Investor Relations

Royal Bank of Canada

200 Bay Street

4th Floor, North Tower

Toronto, Ontario M5J 2W7

Canada

Tel: 416-955-7802

Fax: 416-955-7800

or visit our website at

rbc.com/investorrelations

Direct deposit service

Shareholders in Canada and the U.S. may have their RBC common share dividends deposited directly to their bank account by electronic funds transfer. To arrange for this service, please contact our Transfer Agent and Registrar, Computershare Trust Company of Canada.

Eligible dividend designation

For purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our common and preferred shares after December 31, 2005, are designated as “eligible dividends.” Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Common share repurchases

We are engaged in a Normal Course Issuer Bid (NCIB) through the facilities of the TSX. During the one-year period commencing November 1, 2009, we may repurchase for cancellation, up to 20 million common shares in the open market at market prices. We determine the amount and timing of the purchases under the NCIB, subject to prior consultation with the Office of the Superintendent of Financial Institutions Canada (OSFI).

A copy of our Notice of Intention to file a NCIB may be obtained, without charge, by contacting our Corporate Secretary at our Toronto mailing address.

2010 Quarterly earnings release dates

First quarter              March 3

Second quarter         May 27

Third quarter             August 26

Fourth quarter           December 3

For other shareholder inquiries, please contact: Shareholder Relations Royal Bank of Canada 200 Bay Street 9th Floor, South Tower Toronto, Ontario M5J 2J5 Canada Tel: 416-955-7806 Fax: 416-974-3535	Dividend dates for 2010 Subject to approval by the Board of Directors
		Ex-dividend dates	Record dates	Payment dates
	Common and preferred	January 22	January 26	February 24
	shares series W, AA, AB, AC, AD, AE, AF, AG, AH, AJ, AL, AN, AP, AR, AT, AV and AX	April 20 July 22 October 22	April 22 July 26 October 26	May 21 August 24 November 24

Information contained in or otherwise accessible through the websites mentioned in this report to shareholders does not form a part of this report. All references to websites are inactive textual references and are for your information only.

Trademarks used in this report include the LION & GLOBE Symbol, ROYAL BANK OF CANADA and RBC which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. RBC Dexia IS and affiliated Dexia companies are licensed users of the RBC trademark.